07028270

14 March, 2007

Dear Sirs,

Attached please find M-real Corporation's stock exchange releases, exemption number: 82-3696.

For further information please contact:

Outi Kääriäinen
M-real Corporation
Communications
Address: Revontulentie 6, Metsä,Finland
Tel. +358 50 598 9902
E-mail: outi.kaariainen@metsaliitto.fi

With regards

Outi Kääriäinen

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 1 2007
WASH. D.C.
185

PROCESSED
NOV 3 0 2007
THOMSON
FINANCIAL

SUPPL

dlw 11/29

M-real's operating profit excluding non-recurring items in the third quarter increased to EUR 42 million

Result for the third quarter of 2007

- Sales were EUR 1,366 million (Q2/07: 1,360)
- Operating profit excluding non-recurring items was EUR 42 million (4). Operating profit including non-recurring items was EUR 49 million (-9)
- Result before taxes, excluding non-recurring items, was EUR -3 million (-29). Result before taxes, including non-recurring items, was EUR 4 million (-42)

Result for the first nine months of 2007

- Sales were EUR 4,158 million (Q1-Q3/06: 4,186)
- Operating profit excluding non-recurring items was EUR 77 million (31). Operating profit including non-recurring items was EUR 144 million (-25)
- Result before taxes, excluding non-recurring items, EUR -47 million (-61). Result before taxes, including non-recurring items, was EUR 20 million (-117)

Events during the third quarter

- M-real agreed to sell the paper merchant Map Merchant Group to Sequana Capital's subsidiary Antalis. The total value of the divestment was EUR 382 million. It is estimated that a capital gain of EUR 80 million will be recognised for the transaction. EU Commission approved the sale.
- Machine line 2 of the Tako board mill located in Finland and the Wifsta fine paper mill located in Sweden were shut down.
- M-real negotiated on the sale of its speciality paper mill Zanders Reflex located in Germany to Arjowiggins Group. The sales contract was signed on 12 October 2007. The implementation of the transaction requires the approval of the competition authorities.

- "Despite the difficult operating environment, M-real's result improved clearly. The higher prices of uncoated fine paper, the strong demand for packaging board as well as successful profit improvement measures support the development of comparable profit, too. The rise of production costs is continuing – nevertheless we are able to cover the higher costs through our own actions. As the ongoing programmes are completed, we will start new profit improvement programmes, the aim of which is to cover the higher production costs in 2008 and 2009 as well."

Mikko Helander, CEO, M-real Corporation

M-real is one of Europe's leading paper and paperboard manufacturers. It offers first-class solutions for consumer packaging and for the communications and marketing sectors. The company's global sales network caters for the needs of publishers, printing companies, paper merchants, offices, well-known consumer goods manufacturers, and folding carton printers.

M-real is a Metsäliitto Group company listed on the OMX Nordic Exchange. In 2006, the company's sales totalled EUR 5.6 billion. M-real employs over 12,000 people.

KEY FIGURES	Q3/07	Q2/07	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Sales, MEUR	1,366	1,360	1,367	4,158	4,186	5,624
EBITDA, MEUR	123	73	106	397	251	299
excl. non-recurring items, MEUR	118	84	108	314	307	411
Operating profit, MEUR	49	-9	15	144	-25	-271
excl. non-recurring items, MEUR	42	4	17	77	31	45
Result before taxes, MEUR	4	-42	-22	20	-117	-408
excl. non-recurring items, MEUR	-3	-29	-20	-47	-61	-92
Result for the period, MEUR	-8	-49	-33	-3	-133	-399
Earnings per share, EUR	-0.02	-0.15	-0.10	-0.01	-0.40	-1.21
Return on equity, %	-1.6	-10.4	-6.1	-0.2	-7.9	-18.9
excl. non-recurring items, %	-3.1	-8.8	-5.8	-5.8	-4.7	-4.4
Return on capital employed, %	4.6	-0.5	1.8	4.6	-0.2	-5.2
excl. non-recurring items, %	3.9	0.7	2.0	2.6	1.4	1.4
Equity ratio at end of period, %	32.7	32.8	34.3	32.7	34.3	30.9
Gearing ratio at end of period, %	117	117	111	117	111	126
Interest-bearing net liabilities at end of period, MEUR	2,187	2,192	2,402	2,187	2,402	2,403
Gross investments, MEUR	66	62	101	178	305	428
Paper deliveries, 1,000 tonnes	975	965	1,031	2,969	3,151	4,192
Paperboard deliveries, 1,000 tonnes	297	313	285	912	873	1,161
Personnel at end of period	12,449	13,302	14,509	12,449	14,509	14,125

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for July-September compared to the previous quarter

Sales totalled EUR 1,366 million (Q2/07: 1,360). Operating profit totalled EUR 49 million (Q2/07: -9). It includes, as a positive non-recurring item, decrease of the cost provision for completing the closedown of the Sittingbourne mill by EUR 7 million. Operating profit excluding non-recurring items was EUR 42 million (4).

The previous quarter's operating profit included non-recurring costs, EUR 9 million in cost provisions and EUR 2 million in asset write-downs related to the profitability improvement programme in Finland. These figures include, for example, the closedown expenses incurred from paperboard machine line No. 2 at the Tako board mill. The operating profit also included a loss on sale of EUR 2 million from the divestment of the carton plants in Finland and Hungary.

Net non-recurring items in the third quarter of 2007 totalled EUR 7 million (Q2/07: -13).

Operating profit excluding non-recurring items compared to the previous quarter improved by the profit improvement programme and the approximately 2 per cent price increase in selling price of uncoated magazine paper. The demand for coated magazine was strengthened and the price decreases have levelled off. The operating profit in the previous quarter was negatively affected by maintenance shutdowns. The cost of wood continued to rise in the third quarter.

In July-September the volume of paper deliveries totalled 975,000 tonnes (Q2/07: 965,000). Production was curtailed by 60,000 tonnes (50,000) in line with demand. Paperboard deliveries totalled 297,000 tonnes (313,000) and there were no production curtailments (31,000).

Financial income and expenses totalled EUR -46 million (-32). Exchange differences from trade receivables, trade payables, financial items and the valuation of currency hedging were EUR -2 million (2). Net interest and other financial expenses amounted to EUR -44 million (-34). Other financial expenses include a profit of EUR 6 million (7) from unwinding and valuation of interest rate hedges.

The result before taxes for the review period was EUR 4 million (-42). The result before taxes, excluding non-recurring items, totalled EUR -3 million (-29). The negative impact of income taxes, including the change in deferred tax liabilities, was EUR 12 million (7).

Earnings per share were EUR -0.02 (-0.15). Excluding non-recurring items, earnings per share were EUR -0.04 (-0.13). Return on equity was -1.6 per cent (-10.4), and -3.1 per cent (-8.8) excluding non-recurring items. The return on capital employed was 4.6 per cent (-0.5), and 3.9 per cent (0.7) excluding non-recurring items.

Result for January-September compared with the corresponding period last year

Sales totalled EUR 4,158 million (Q1-Q3/06: 4,186). Operating profit was EUR 144 million (-25). The operating profit excluding non-recurring items amounted to EUR 77 million (31).

Net non-recurring items in January-September 2007 totalled EUR 67 million, the most significant being:

- sales gain of EUR 135 million from Metsä-Botnia shares
- a cost provision of EUR 14 million for completing the closedown of the Sittingbourne mill in the first quarter and the decrease of this cost provision by EUR 7 million in the third quarter
- a cost provision of EUR 29 million for completing the closedown of the Wifsta mill
- an impairment loss of EUR 16 million from the valuation of assets held for sale at the expected selling price in compliance with IFRS 5
- a total of EUR 11 million consisting of a cost provision and asset write-downs related to the programme to improve profitability of operations in Finland.

Net non-recurring items in January-September 2006 totalled EUR -56 million, the most significant being:

- a sales loss of EUR 37 million for the Pont Sainte Maxence paper mill
- a cost provision totalling EUR 19 million related to the efficiency improvement programmes at the Alizay, Stockstadt and Hallein mills.

The profitability of all business areas except for Publishing improved. The market situation for Publishing business area was challenging during the first six months of the year and the selling prices decreased.

Operating profit excluding non-recurring items improved following the implemented cost savings and the approximately 9 per cent price hike for uncoated fine paper. In addition, Consumer Packaging business area clearly improved its profitability mainly due to increased deliveries.

The operating profit excluding non-recurring items was affected by on average 8 per cent weaker U.S. dollar, increase in pulpwood price and production losses at pulp mills due to the weakened availability of wood.

The volume of paper deliveries in January-September totalled 2,969,000 tonnes (3,151,000). Production was curtailed by 151,000 tonnes in line with demand (151,000). Paperboard deliveries amounted to 912,000 tonnes (873,000) and production curtailments to 48,000 tonnes (41,000).

Financing income and expenses totalled EUR -124 million (-92). The increase in net financing expenses is a result of the higher market interest rate, the downgrading of the company's credit rating, and foreign exchange gains in the corresponding period last year. Foreign exchange gains and losses from accounts receivable, accounts payable, financial income and expenses and the valuation of currency hedging were EUR -5 million (4). Net interest and other financing expenses stood at EUR -119 million (-96). Other financing expenses include EUR 9 million (6) in gains from the unwinding of interest rate hedging and gains from the valuation of interest rate hedging.

The result before taxes was EUR 20 million (-117). The result before taxes, excluding non-recurring items, totalled EUR -47 million (-61). Income taxes, including the change in deferred tax liabilities, were EUR -23 million (-16).

Earnings per share were EUR -0.01 (-0.40). Excluding non-recurring items, earnings per share were EUR -0.25 (-0.23). Return on equity was -0.2 per cent (-7.9), and -5.8 per cent (-4.7) excluding non-recurring items. The return on capital employed was 4.6 per cent (-0.2), and 2.6 per cent (1.4) excluding non-recurring items.

Personnel

On 30 September 2007 the company had 12,449 employees (31 December 2006: 14,125), of which 3,687 (4,220) worked in Finland. Divestments accounted for a reduction of 655 employees in 2007. In January-September 2007 M-real employed an average of 13,370 people (Q1-Q3/06: 15,085). In 2007 the figures include 30 per cent of Metsä-Botnia's personnel compared to 39 per cent in 2006.

Investments

Gross capital expenditure in January-September 2007 totalled EUR 178 million (Q1-Q3/06: 305). This includes a EUR 95 million share of Metsä-Botnia's capital expenditure (161), based on M-real's ownership, which in 2007 amounted to 30 per cent and in 2006 to 39 per cent.

Metsä-Botnia's pulp mill investment in Uruguay is progressing as planned, and the construction and installation works are technically nearly completed. The mill's start-up process will begin as soon as the Uruguayan environmental authorities permit it. As the new mill will start up, M-real will gain self-sufficiency in pulp, in line with its strategy. The Uruguay mill will be one of the world's most cost-efficient chemical pulp mills.

Structural change

The restructuring programme started in October 2006 is progressing on an extended scale. In January 2007, M-real sold 9 per cent of the shares of Metsä-Botnia to Metsäliitto Group for EUR 240 million, for which it booked a capital gain of EUR 135 million. The Sittingbourne fine paper mill in the UK was closed at the end of January and the Gohrsmühle fine paper machines 6 and 7 in Germany were shut down at the end of February. The Wifsta fine paper mill in Sweden was closed in July. A total of about one-third of the production of the machines that were shut down has been transferred to M-real's other machines. Related to the closures, EUR 76 million was recognised as an expense in the 2006 financial statements and an expense reserve of EUR 36 million was booked in the first quarter of 2007 for the completion of closures. The closures' impact on cash flow is approximately EUR -70 million, slightly over half of which will be realised in 2007 and the rest in 2008–2015.

The statutory negotiations related to the profit improvement programme in Finland were concluded during the summer. The programme's overall impact on staff is approximately 500 person work years. The talks also agreed on changes in vacancies and on other enhancement measures, which will decrease the need for temporary employees and holiday replacements by some 100 person work years. Previous measures and those now agreed on will result in annual cost savings of approximately EUR 40 million in Finnish operations. They will be felt in full from the beginning of 2009. The non-recurring expenses resulting from the programme, totalling some EUR 11 million, were recognised in the second quarter. The amount includes an asset write-down of approximately EUR 2 million. Paperboard machine line 2 at the Tako board mill, with an annual capacity of 70,000 tonnes, was closed down in July as announced previously. Most of the production has been transferred to other machines in the Consumer Packaging business area.

At the turn of May and June M-real sold Tako Carton Plant Ltd. to Finnish Pyroll Oy and M-real Petöfi Nyomda Kft to Germany's STI Group. The total debt-free transaction price of the divestment of these carton plants located in Finland and Hungary was EUR 35 million. A loss of EUR 2 million from the transactions was booked in the second-quarter result. Excluding non-recurring items, the transactions will have a slightly negative impact on the operating result in 2007 and will lead to a decrease of approximately EUR 55 million in

annual sales and in personnel by approximately 580. The sales process of the Meulemans carton plant continues.

In July, M-real announced its plans to sell Map Merchant Holdings BV and its subsidiaries to the French Antalis International SAS. The total value of the transaction, including possible debt and pension liabilities, is EUR 382 million. M-real expects to recognise a gain of approximately EUR 80 million in the figures for the quarter in which the sale is closed. The deal will not significantly affect M-real's result before taxes, except for the non-recurring profit impact of the closed sale. Gearing is estimated to decrease as a result of the divestment by approximately 20 percentage points. The EU Commission has approved the sale and the transaction is expected to be completed during the fourth quarter of 2007. Once the transaction has been finalised, M-real will have sold over EUR 650 million worth of asset items, exceeding its target of EUR 500 million.

In July, M-real exercised its contractual purchasing right to buy, for about EUR 13 million, the Kyröskoski gas combined power plant and the land on which M-real's Kyröskoski mills are located.

Financing

At the end of September the equity ratio was 32.7 per cent (31 December 2006: 30.9) and the gearing ratio 117 per cent (126). Some of M-real's loan agreements set a 120 per cent limit on the company's gearing ratio and a 30 per cent limit on the equity ratio. Calculated as defined in the loan agreements, the gearing ratio at the end of September was approximately 102 per cent (111) and the equity ratio approximately 36 per cent (34).

Net interest-bearing liabilities totalled EUR 2,187 million at the end of September (2,402). 12 per cent of the long-term loans were denominated in foreign currencies. 77 per cent of the loans were floating-rate and the rest fixed-rate. At the end of September the average interest rate on loans was 7.0 per cent and the average maturity of long-term loans 3.7 years. The interest rate maturity of loans was 5.3 months at the end of September. During the period it varied from 5 to 8 months.

Cash flow from operations in January-September amounted to EUR 228 million (Q1-Q3/06: 188). Working capital was up by EUR 32 million (74).

At the end of September, an average of 6 months of net foreign exchange exposure was hedged. The degree of hedging varied between 6 and 7 months during the period. At the end of September, approximately 95 per cent of foreign-currency-denominated shareholders' equity was hedged.

Liquidity is good. At the end of September liquidity was EUR 985 million, of which EUR 856 million consisted of binding long-term credit agreements and EUR 129 million of liquid assets and investments. In August, a remaining tranche of approximately EUR 350 million of a EUR 850 million revolving credit facility that matures in November 2007 was cancelled. There is no reason to renew this facility due to the adequate liquidity reserve. To meet its short-term financing needs, M-real also had non-binding domestic and foreign commercial paper programmes and credit facilities amounting to nearly EUR 600 million.

Shares

In January-September, the highest price of M-real's B share on the OMX Nordic Exchange was EUR 5.94, the lowest EUR 3.57 and the average price EUR 4.89. At the end of September the price of the B share was EUR 3.92. The average price in 2006 was EUR 4.41. The closing price for 2006 was EUR 4.79.

The trading volume of B shares in January-September was EUR 1,923 million, or 135 per cent of the share capital. The market value of the A and B shares totalled EUR 1,287 million at the end of September. Metsäliitto Cooperative owned 38.6 per cent of the shares at the end of September and held 60.5 per cent of the voting rights conferred by these shares. International investors owned 40.4 per cent of the shares.

On 13 March 2007 the Annual General Meeting authorised the Board of Directors to decide on increasing the share capital through one or more share issues and/or one or more issues of convertible bonds in compliance with Chapter 10 of the Companies Act so that in either case a maximum of 58,365,212 of M-real Corporation's B shares with a nominal value of EUR 1.70 can be subscribed for and the company's share capital can be increased by a maximum of EUR 99,220,860.40. The authorisation, valid until further notice, entitles a deviation from the shareholders' pre-emptive right to subscribe for new shares and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. The shareholders' pre-emptive subscription rights can be deviated from provided that there is a significant financial reason for the company to do so, such as strengthening the balance sheet, enabling business restructuring or developing the company's business in other ways.

Events after the period

On 12 October 2007 M-real agreed to sell Zanders Reflex speciality paper mill in Düren, Germany to Arjowiggins Group. M-real will book a non-recurring loss of approximately MEUR 20 from the transaction. The transaction is expected to be completed by the end of 2007 and it will be booked in the result for the last quarter. The sale has no material impact on M-real's operating profit excluding non-recurring items. The transaction is subject to approval by the competition authorities.

Wood supply

The wood supply situation has continued to be tight. Mills have been sufficiently supplied with wood for example from storm hit areas in Sweden and Germany. Some special arrangements have been made in production by, for example, bringing forward some maintenance shutdowns.

The demand for, and the price level of, pulpwood is expected to remain high. Due to the low wood stocks and the delivery situation in Russia, wood supply to mills will continue to be challenging in the last quarter of the year.

Outlook

The demand for M-real's main products is expected to be good in the last quarter of 2007. The price development of office papers and packaging board is expected to be good also in the fourth quarter. Despite the weaker U.S. dollar, the European magazine paper market will probably improve due to the reduced capacity in North America and the resulting increased export deliveries. Given the tight market situation, an increase in the prices of magazine paper should be possible at the end of the year and at the beginning of next year. Measures to increase the prices of coated fine paper will continue during the fourth quarter of the year.

No relief in production input costs is in sight. However, M-real's profit improvement programmes will cover cost increases in 2007. M-real will start new profit improvement programmes once the ongoing ones are completed. The objective of these programmes is to cover at least the higher production input costs in 2008 and 2009 as well.

Operating profit excluding non-recurring items is expected to weaken in the fourth quarter compared with the third quarter due to seasonal factors.

Near-term business risks

Because the forward-looking estimates and statements of this interim financial report are based on current plans and estimates, they contain risks and other uncertain factors which may lead the results to differ from the statements concerning them. In the short term, M-real's result will be influenced in particular by the price of, and demand for, finished products, the availability and price of wood, other raw material costs, the price of energy, and the exchange rate of the U.S. dollar. More information about longer-term risk factors can be found on page 25 of M-real's 2006 Annual Report.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 469 4321
Anne-Mari Achrén, Communications, tel. +358 10 469 4541

BUSINESS AREAS AND MARKET DEVELOPMENT

Consumer Packaging

	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Sales, MEUR	231	243	235	241	236	709	730	971
EBITDA, MEUR	45	28	39	25	38	112	106	131
excl. non-recurring items, MEUR	45	33	39	25	38	117	106	131
Operating profit, MEUR	27	8	21	0	17	56	43	43
excl. non-recurring items, MEUR	27	15	21	4	17	63	43	47
Return on capital employed, %	15.3	4.1	10.9	0.3	7.5	10.0	6.6	5.1
excl. non-recurring items, %	15.3	7.9	10.9	2.1	7.5	11.2	6.6	5.6
Deliveries, 1,000 t	297	313	302	288	285	912	873	1,161
Board deliveries, 1,000 t	303	302	311	279	273	916	842	1,121

EBITDA = Earnings before interest, taxes, depreciation and amortization

The third quarter compared with the previous quarter

Operating profit excluding non-recurring items of the Consumer Packaging business area clearly improved from the previous quarter and stood at EUR 27 million (Q2/07: 15). No non-recurring items were recognised in the third quarter. EUR 5 million in expense reserves and EUR 2 million in asset write-downs related to the profit improvement programme of operations in Finland were recognised as non-recurring items in the operating profit for the second quarter.

The result was improved by higher production volume of folding boxboard compared with the previous quarter and implemented cost savings measures. The result continued to be burdened by the weak U.S. dollar.

Deliveries by folding boxboard producers in Western Europe remained at the same level as in the previous quarter. M-real's deliveries of folding boxboard were down 5 per cent. Due to implemented price increases the euro-denominated price of folding boxboard remained unchanged despite the weaker dollar.

Delivery volumes of liner paperboard were 6 per cent lower than in the second quarter. The euro-denominated selling price remained unchanged.

January-September compared with the corresponding period in 2006

The business area's operating profit excluding non-recurring items in January–September totalled EUR 63 million (Q1-Q3/06: 43). Compared to the previous year, profitability improved mainly due to increased delivery volumes and cost saving measures. Last year's January-September result was weakened by the investment shutdown at the Simpele mill.

The deliveries of Western European folding boxboard manufacturers increased by 6 per cent year on year. M-real's deliveries were up 8 per cent. The euro-denominated selling price of folding boxboard was lower than the previous year due to a weaker U.S. dollar.

The linerboard deliveries were 6 per cent higher than last year. The average euro-denominated price corresponded to that of 2006. The selling price of wallpaper base has risen significantly.

The carton plants divested in Finland and Hungary, and the Belgian mill currently for sale, have been reported under “Other operations” since the beginning of 2007.

Publishing

	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Sales, MEUR	227	208	212	220	226	647	667	887
EBITDA, MEUR	31	12	21	23	36	64	91	114
excl. non-recurring items, MEUR	31	15	21	23	36	67	91	114
Operating profit, MEUR	12	-7	3	3	14	8	27	30
excl. non-recurring items, MEUR	12	-4	3	3	14	11	27	30
Return on capital employed, %	5.1	-2.5	1.3	1.4	5.3	1.2	3.4	3.0
excl. non-recurring items, %	5.1	-1.3	1.3	1.4	5.3	1.6	3.4	3.0
Deliveries, 1,000 t	330	302	303	313	320	935	944	1,258
Production, 1,000 t	324	287	282	283	307	893	884	1,167

EBITDA = Earnings before interest, taxes, depreciation and amortization

The third quarter compared with the previous quarter

Operating profit excluding non-recurring items of the Publishing business area in the third quarter was EUR 12 million (Q2/07: -4). No non-recurring items were recognised in the third quarter. A EUR 3 million expense reserve related to the profit improvement programme for operations in Finland was recognised in the second-quarter operating profit.

The result was improved by delivery and production volumes that were clearly higher than in the previous quarter and by lower fixed costs.

Deliveries by Western European producers of coated magazine paper were up 9 per cent. The delivery volume of the Publishing business area increased by about 9 per cent.

January-September compared with the corresponding period in 2006

The Publishing business area's operating profit excluding non-recurring items in January–September totalled EUR 11 million (Q1-Q3/06: 27). Operating profit was weakened mainly by higher fibre costs and a decrease in the average sales price. Operating profit was improved by the implemented cost saving measures.

Deliveries by Western European producers of coated magazine paper remained at last year's level. The delivery volume of the Publishing business area decreased by about 1 per cent.

Commercial Printing

	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Sales, MEUR	346	339	366	369	361	1,051	1,135	1,504
EBITDA, MEUR	22	19	6	-33	14	47	12	-21
excl. non-recurring items, MEUR	17	18	20	19	16	55	55	74
Operating profit, MEUR	3	-5	-17	-179	-10	-19	-63	-242
excl. non-recurring items,MEUR	-4	-6	-3	-6	-8	-13	-20	-26
Return on capital employed, %	1.3	-1.6	-6.3	-63.3	-3.2	-2.2	-7.0	-21.7
excl. non-recurring items, %	-1.5	-2.0	-0.8	-1.9	-2.6	-1.5	-0.6	-2.2
Deliveries, 1,000 t	430	422	454	464	453	1,306	1,431	1,895
Production, 1,000 t	428	448	457	464	456	1,333	1,459	1,923

EBITDA = Earnings before interest, taxes, depreciation and amortization

The third quarter compared with the previous quarter

Operating profit of the Commercial Printing business area excluding non-recurring items was EUR -4 million (Q2/07: -6) in the third quarter. Operating profit including non-recurring items was EUR 3 million (Q2/07: -5). In the third quarter, a EUR 7 million reduction in cost provision relating to the closing of the Sittingbourne mill was recognised as a positive non-recurring item.

The result was improved by about 2 per cent higher delivery volume and was weakened by fibre costs that continued to rise and the weaker U.S. dollar.

Deliveries by Western European coated fine paper producers increased by 3 per cent. M-real's deliveries of coated fine paper were 2 per cent higher than in the previous quarter. The average euro-denominated selling price was down 1 per cent. The euro-denominated selling price of uncoated fine paper increased by 2 per cent. The average selling price of speciality papers increased slightly.

January-September compared with the corresponding period in 2006

The business area's operating profit excluding non-recurring items in January–September totalled EUR -13 million (Q1-Q3/06: -20). Overall deliveries were some 9 per cent lower year on year due to the closure of the Sittingbourne mill and the shutdown of the Gohrsmühle machines, as well as to the divestment of the Pont Sainte Maxence mill. Comparable delivery volume was about 1 per cent higher than in the previous year. Profitability was particularly hurt by fibre expenses, which increased considerably from the previous year, and by the weaker dollar. Profitability was improved by implemented cost saving measures and the divestments of unprofitable units.

Deliveries by Western European producers of coated fine paper increased by 1 per cent. M-real's overall deliveries of coated fine paper decreased by 9 per cent. This includes the impact of closures of Sittingbourne mill and shutdown of two Gohrsmühle machines. The average euro-denominated selling price of coated fine paper was about 1 per cent lower than during the previous year.

Office Papers

	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Sales, MEUR	167	183	202	189	181	552	538	727
EBITDA, MEUR	21	15	-8	26	15	28	33	59
excl. non-recurring items, MEUR	21	15	22	26	15	58	43	69
Operating profit, MEUR	7	1	-22	-4	-1	-14	-14	-18
excl. non-recurring items, MEUR	7	1	8	11	-1	16	-4	7
Return on capital employed, MEUR	4.9	0.6	-12.0	-1.9	-0.2	-2.2	-2.3	-2.3
excl. non-recurring items, %	4.9	0.6	5.0	6.0	-0.2	3.3	-0.6	1.1
Deliveries, 1,000 t	215	241	272	264	258	728	775	1,039
Production, 1,000 t	223	257	280	253	259	760	775	1,028

EBITDA = Earnings before interest, taxes, depreciation and amortization

The third quarter compared with the previous quarter

Operating profit excluding non-recurring items of the Office Papers business area in the third quarter was EUR 7 million (Q2/07: 1). No non-recurring items were recognised in the second and third quarters.

The increase in the average selling price of approximately 2 per cent had a positive impact on operating profit. The result continued to be weakened by higher wood costs and the fall of delivery volumes. The result of the previous quarter was weakened particularly by the annual maintenance shutdowns at the Alizay and Husum mills.

Overall deliveries by European uncoated fine paper producers were down by 5 per cent. The delivery volume of the Office Papers business area decreased by 11 per cent.

January-September compared with the corresponding period in 2006

The business area's operating profit excluding non-recurring items in January–September totalled EUR 16 million (Q1-Q3/06: -4). In 2006 the business area reported EUR 10 million cost provision for the Alizay mill efficiency improvement programme as a non-recurring item.

The result was improved mainly by the increase in the average selling price of about 9 per cent. The result was weakened by higher raw material costs, especially wood costs.

Overall deliveries by European uncoated fine paper producers were down by 1 per cent. The delivery volume of the Office Papers business area decreased by 6 per cent. This includes the impact of the closure of the Wifsta mill.

Map Merchant Group

	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Sales, MEUR	351	349	379	377	342	1,079	1,061	1,438
EBITDA, MEUR	7	7	8	5	5	22	22	27
excl. non-recurring items, MEUR	7	7	11	11	5	25	22	33
Operating profit, MEUR	6	6	7	-59	3	19	17	-42
excl. non-recurring items, MEUR	6	6	10	10	3	22	17	27
Return on capital employed, %	8.3	8.9	11.8	-82.8	4.9	9.7	7.3	-14.2
excl. non-recurring items, %	8.3	8.9	15.9	14.0	4.9	11.0	7.3	9.4
Deliveries, 1,000 t	340	339	372	367	347	1,052	1,064	1,431

EBITDA = Earnings before interest, taxes, depreciation and amortization

The third quarter compared with the previous quarter

The third-quarter operating profit of the Map Merchant Group, excluding non-recurring items, totalled EUR 6 million (Q2/07: 6). The result was improved by lower fixed costs and weakened by the decreased sales margin.

January-September compared with the corresponding period in 2006

Operating profit excluding non-recurring items was EUR 22 million (Q1-Q3/06: 17). The result was improved by the higher average sales price of office paper.

The interim report is unaudited.

Condensed consolidated income statement MEUR	**Q1-Q3 2007**	**Q1-Q3 2006**	**Change**	**2006**	**Q2/07**	**Q3/07**
Continuing operations	**4,158**	**4,186**	**-28**	**5,624**	**1,360**	**1,366**
Sales						
Other operating income	213	98	115	116	28	30
Operating expenses	-3,974	-4,034	60	-5,441	-1,315	-1 273
Depreciation and impairment losses	-253	-275	22	-570	-82	-74
Operating profit	**144**	**-25**	**169**	**-271**	**-9**	**49**
% of sales	3.5	-0.6		-4.8	-0.7	3.6
Share of results in associated companies	0	0	0	0	-1	1
Exchange gains and losses	-5	4	-9	0	2	-2
Other net financial items	-119	-96	-23	-137	-34	-44
Result before taxes	**20**	**-117**	**137**	**-408**	**-42**	**4**
% of sales	0.5	-2.8		-7.3	-3.1	0.3
Income taxes	-23	-16	-7	9	-7	-12
Result for the period	**-3**	**-133**	**130**	**-399**	**-49**	**-8**
% of sales	-0.1	-3.2		-7.1	-3.6	-0.6
Attributable to						
Shareholders of parent company	-2	-131	129	-396	-49	-7
Minority interest	-1	-2	1	-3	0	-1
Earnings per share for result attributable to shareholders of parent company (EUR/share)	-0.01	-0.40	0.39	-1.21	-0.15	-0.02

Taxes include taxes corresponding to the result for the period under review.

Condensed consolidated balance sheet

MEUR	30.9. 2007	%	30.9. 2006	%	31.12. 2006	%
Assets						
Non-current assets						
Goodwill	375	6.6	569	9.0	376	6.1
Other intangible assets	45	0.8	89	1.4	62	1.0
Tangible assets	2,933	51.5	3,185	50.3	3,156	51.1
Biological assets	45	0.8	37	0.6	52	0.8
Shares in associated and other companies	107	1.9	114	1.8	109	1.8
Interest-bearing receivables	34	0.6	38	0.6	34	0.6
Deferred tax receivables	29	0.5	31	0.5	31	0.5
Other non-interest-bearing receivables	6	0.1	14	0.2	18	0.3
	3,574	62.8	**4,077**	64.4	**3,838**	62.2
Current assets						
Inventories	714	12.5	741	11.7	676	11.0
Interest bearing receivables	57	1.0	175	2.7	163	2.6
Non-interest-bearing receivables	1,191	20.9	1,246	19.7	1,210	19.6
Cash and cash equivalents	128	2.2	96	1.5	182	2.9
	2,090	36.6	**2,258**	35.6	**2,231**	36.1
Assets classified as held for sale	33	0.6			103	1.7
Total assets	**5,697**	100	**6,335**	100	**6,172**	100
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Equity attributable to shareholders of parent company	1,812	31.8	2,108	33.3	1,843	29.9
Minority interest	51	0.9	60	1.0	63	1.0
	1,863	32.7	**2,168**	34.3	**1,906**	30.9
Non-current liabilities						
Deferred tax liabilities	265	4.7	331	5.2	284	4.6
Post-employment benefit obligations	190	3.4	205	3.2	199	3.2
Provisions	65	1.1	61	1.0	79	1.3
Other non-interest-bearing liabilities	39	0.7	49	0.8	28	0.5
Interest-bearing liabilities	2,122	37.2	1,997	31.5	2,182	35.4
	2,681	47.1	**2,643**	41.7	**2,772**	45.0
Current liabilities						
Non-interest-bearing liabilities	860	15.1	811	12.8	865	14.0
Interest-bearing liabilities	281	4.9	713	11.2	599	9.7
	1,141	20.0	**1,524**	24.0	**1,464**	23.7
Liabilities relating to assets classified as held for sale	12	0.2			30	0.4
Total liabilities	**3,834**	67.3	**4,167**	65.7	**4,266**	69.1
Total shareholders' equity and liabilities	**5,697**	100	**6,335**	100	**6,172**	100

Condensed consolidated cash flow statement

MEUR	Q1-Q3/ 2007	Q1-Q3/ 2006	2006	Q3/07
Result for the period	-3	-133	-399	-8
Total adjustments	263	395	701	118
Change in working capital	-32	-74	65	-14
Cash flow arising from operations	**228**	**188**	**367**	**96**
Net financial items	-88	-57	-113	-20
Income taxes paid	-32	-24	-32	-11
Net cash flow arising from operating activities	**108**	**107**	**222**	**65**
Investments in tangible and intangible assets	-178	-305	-428	-66
Divestments of assets and other	280	14	28	5
Net cash flow arising from investing activities	**102**	**-291**	**-400**	**-61**
Share issue, minority interest	3	28	31	1
Changes in long-term loans and other financial items	-246	181	259	-49
Dividends paid	-20	-39	-39	0
Net cash flow arising from financing activities	**-263**	**170**	**251**	**-48**
Changes in cash and cash equivalents	**-53**	**-14**	**73**	**-44**
Cash and cash equivalents at beginning of period	182	112	112	174
Translation difference in cash and cash equivalents	-1	-2	-2	0
Changes in cash and cash equivalents	-53	-14	73	-44
Assets held for sale, folding carton plants	0	0	-1	-2
Cash and cash equivalents at end of period	**128**	**96**	**182**	**128**

Statement of changes in shareholders' equity

MEUR	Share capital	Share premium	Translation difference	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders' equity 31.12.2005, IFRS	**558**	**667**	**6**	**0**	**1 040**	**45**	**2,316**
Net expenses recognised directly in equity							
Translation differences			-8				-8
Net investment hedge, net of tax							
Currency flow hedges transferred to income statement, net of tax				2			2
recognised in equity, net of tax				7			7
Interest flow hedges recognised in equity, net of tax				2			2
Commodity hedges recognised in equity, net of tax				4			4
Change in minority interest Metsä-Botnia restructuring in Uruguay						18	18
Result for the period					-131	-2	-133
Total recognised income and expenses for the period			-8	15	-131	16	-108
Dividends paid					-39	-1	-40
Shareholders' equity 30.9.2006, IFRS	**558**	**667**	**-2**	**15**	**870**	**60**	**2,168**

Shareholders' equity 1.1.2007, IFRS	**558**	**667**	**3**	**10**	**605**	**63**	**1,906**
Net expenses recognised directly in equity							
Translation differences			-16			-2	-18
Net investment hedge, net of tax			11				11
Currency flow hedges							
transferred to income statement, net of tax				-11			-11
recognised in equity, net of tax				3			3
Interest flow hedges							
transferred to income statement, net of tax				-3			-3
recognised in equity, net of tax				3			3
Commodity hedges							
transferred to income statement, net of tax				6			6
recognised in equity, net of tax				-2			-2
Change in minority interest							
Sale of Metsä-Botnia shares (9%)						-11	-11
Metsä-Botnia restructuring in Uruguay						3	3
Result for the period					-2	-1	-3
Total recognised income and expenses for period			-5	-4	-2	-11	-22
Dividends paid					-20	-1	-21
Shareholders' equity 30.9.2007, IFRS	**558**	**667**	**-2**	**6**	**583**	**51**	**1,863**

Key ratios	Q1-Q3 2007	Q1-Q3 2006	2006	Q3/07
Sales, MEUR	4,158	4,186	5,624	1,366
EBITDA, MEUR	397	251	299	123
excl. non-recurring items, MEUR	314	307	411	118
Operating profit, MEUR	144	-25	-271	49
excl. non-recurring items, MEUR	77	31	45	42
Result before taxes, MEUR	20	-117	-408	4
excl. non-recurring items, MEUR	-47	-61	-92	-3
Result for the period, MEUR	-3	-133	-399	-8
Earnings per share, EUR	-0.01	-0.40	-1.21	-0.02
excl. non-recurring items, EUR	-0.25	-0.23	-0.27	-0.04
from continuing operations, EUR	-0.01	-0.40	-1.21	-0.02
from discontinued operations, EUR	0.00	0.00	0.00	0.00
Return on equity, %	-0.2	-7.9	-18.9	-1.6
excl. non-recurring items, %	-5.8	-4.7	-4.4	-3.1
Return on capital employed, %	4.6	-0.2	-5.2	4.6
excl. non-recurring items, %	2.6	1.4	1.4	3.9
Equity ratio at end of period, %	32.7	34.3	30.9	32.7
Gearing at end of period, %	117	111	126	117
Shareholders' equity per share at end of period, EUR	5.52	6.42	5.62	5.52
Net interest-bearing liabilities at end of period, MEUR	2,187	2,402	2,403	2,187
Gross capital expenditure, MEUR	178	305	428	66
Board deliveries, 1,000 t	912	873	1,161	297
Paper deliveries, 1,000 t	2,969	3,151	4,192	975
Personnel at end of period	12,449	14,509	14,125	12,449

EBITDA = Earnings before interest, taxes, depreciation and amortization

Securities and guarantees, MEUR	Q3/07	Q3/06	2006
For own liabilities	60	71	77
On behalf of associated companies	1	1	1
On behalf of Group companies	4	5	5
On behalf of others	3	10	3
Total	**68**	**87**	**86**

Open derivative contracts, MEUR	Q3/07	Q3/06	2006
Interest rate derivatives	2,062	3,493	2,828
Foreign exchange derivatives	3,524	3,658	4,747
Other derivatives	182	148	152
Total	**5,768**	**7,299**	**7,727**

The fair value of open derivative contracts calculated at market value was EUR 14.4 million at the end of the review period (31 December 2006: EUR -8.3 million and EUR 5.2 million 30 September 2006).

The gross amount of open contracts also includes closed contracts, totalling EUR 2,020.1 million (31 December 2006: EUR 3,664.0 million and EUR 3,253.9 million 30 September 2006).

Commitments related to fixed assets, MEUR	**Q1-Q3 2007**	**Q1-Q3 2006**	**2006**
Payments in less than a year	35	29	146
Payments later	4	128	16

Changes in property, plant and equipment, MEUR	**Q1-Q3 2007**	**Q1-Q3 2006**	**2006**
Carrying value at beginning of period	3,156	3,178	3,178
Capital expenditure	177	317	456
Decrease	-153	-71	-82
Assets classified as held for sale	0		-28
Depreciation and impairment losses	-225	-249	-385
Translation difference	-22	10	17
Carrying value at end of period	**2,933**	**3,185**	**3,156**

Related-party transactions, MEUR	**Q1-Q3 2007**	**Q1-Q3 2006**	**2006**
Transactions with parent company and sister companies			
Sales	26	25	35
Other operating income	137	2	3
Purchases	400	374	491
Interest income	3	5	7
Interest expenses	6	10	13
Non-current receivables	20	23	21
Current receivables	61	185	183
Non-current liabilities	1	1	1
Current liabilities	45	45	362
Business transactions with associated companies			
Sales	0	0	0
Purchases	3	3	4
Non-current receivables	7	7	7
Current receivables	1	0	3
Current liabilities	2	1	3

Accounting policies

The interim report was prepared in accordance with the IAS 34 standard Interim Financial Reporting and the accounting policies presented in M-real Annual Report 2006.

Taxes include taxes corresponding to the result for the period under review.

New and changed standards

IFRS 7 Financial instruments: Disclosures and a complementary amendment to IAS 1 Presentation of Financial Statements - Capital Disclosures, effective for annual periods beginning on or after 1 January 2007. IFRS 7 introduces new disclosure to improve the information about the financial instruments in the notes to the financial statements, but has no effect on classification or valuation of the financial instruments.

Calculation of key ratios

Return on equity (%)	=	(Profit from continuing operations before tax - direct taxes) per (Total equity (average))
Return on capital employed (%)	=	(Profit from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses) per (Total assets - non-interest-bearing liabilities (average))
Equity ratio (%)	=	(Total equity) per (Total assets - advance payments received)
Gearing ratio (%)	=	(Interest-bearing liabilities - liquid funds - interest-bearing receivables) per (Total equity)
Earnings per share	=	(Profit attributable to shareholders of parent company) per (Adjusted number of shares (average))
Shareholders' equity per share	=	(Equity attributable to shareholders of parent company) per (Adjusted number of shares at end of review period)

Quarterly information

Sales and result by segment, MEUR	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Consumer Packaging	231	243	235	241	236	709	730	971
Publishing	227	208	212	220	226	647	667	887
Commercial Printing	346	339	366	369	361	1,051	1,135	1,504
Office Papers	167	183	202	189	181	552	538	727
Map Merchant Group	351	349	379	377	342	1 079	1,061	1,438
Internal sales and other operations	44	38	38	42	21	120	55	97
Sales	**1,366**	**1,360**	**1,432**	**1,438**	**1,367**	**4,158**	**4,186**	**5,624**
Consumer Packaging	45	28	39	25	38	112	106	131
Publishing	31	12	21	23	36	64	91	114
Commercial Printing	22	19	6	-33	14	47	12	-21
Office Papers	21	15	-8	26	15	28	33	59
Map Merchant Group	7	7	8	5	5	22	22	27
Other operations	-3	-8	135	2	-2	124	-13	-11
EBITDA	**123**	**73**	**201**	**48**	**106**	**397**	**251**	**299**
% of sales	9.0	5.4	14.0	3.3	7.8	9.5	6.0	5,3
Consumer Packaging	27	8	21	0	17	56	43	43
Publishing	12	-7	3	3	14	8	27	30
Commercial Printing	3	-5	-17	-179	-10	-19	-63	-242
Office Papers	7	1	-22	-4	-1	-14	-14	-18
Map Merchant Group	6	6	7	-59	3	19	17	-42
Other operations	-6	-12	112	-7	-8	94	-35	-42
Operating profit	**49**	**-9**	**104**	**-246**	**15**	**144**	**-25**	**-271**
% of sales	3.6	-0.7	7.3	-17.1	1.1	3.5	-0.6	-4.8
Share of results in associated companies	1	-1	0	0	1	0	0	0
Exchange gains and losses	-2	2	-5	-4	-1	-5	4	0
Other net financial items	-44	-34	-41	-41	-37	-119	-96	-137
Result from continuing operations before tax	**4**	**-42**	**58**	**-291**	**-22**	**20**	**-117**	**-408**
Income taxes	-12	-7	-4	25	-11	-23	-16	9
Result for the period from continuing operations	**-8**	**-49**	**54**	**-266**	**-33**	**-3**	**-133**	**-399**
Result for period from discontinued operations	0	0	0	0	0	0	0	0
Result for the period	**-8**	**-49**	**54**	**-266**	**-33**	**-3**	**-133**	**-399**
Minority interest	1	0	0	1	2	1	2	3
Financial result attributable to shareholders of parent company	**-7**	**-49**	**54**	**-265**	**-31**	**-2**	**-131**	**-396**
Earnings per share, EUR	-0.02	-0.15	0.16	-0.81	-0.10	-0.01	-0.40	-1.21

Non-recurring items, MEUR	**Q3/07**	**Q2/07**	**Q1/07**	**Q4/06**	**Q3/06**	**Q1-Q3 2007**	**Q1-Q3 2006**	**2006**
Consumer Packaging	0	-7	0	-4	0	-7	0	-4
Publishing	0	-3	0	0	0	-3	0	0
Commercial Printing	7	1	-14	-173	-2	-6	-43	-216
Office Papers	0	0	-30	-15	0	-30	-10	-25
Map Merchant Group	0	0	-3	-69	0	-3	0	-69
Other operations	0	-4	120	1	0	116	-3	-2
Non-recurring items in operating result	**7**	**-13**	**73**	**-260**	**-2**	**67**	**-56**	**-316**
Non-recurring items in financial items	0	0	0	0	0	0	0	0
Non-recurring items total	**7**	**-13**	**73**	**-260**	**-2**	**67**	**-56**	**-316**
Consumer Packaging	45	33	39	25	38	117	106	131
Publishing	31	15	21	23	36	67	91	114
Commercial Printing	17	18	20	19	16	55	55	74
Office Papers	21	15	22	26	15	58	43	69
Map Merchant Group	7	7	11	11	5	25	22	33
Other operations	-3	-4	-1	1	-2	-8	-10	-11
EBITDA, excl. non-recurring items	**118**	**84**	**112**	**105**	**108**	**314**	**307**	**411**
% of sales	8.6	6.2	7.8	7.3	7.9	7.6	7.3	7.3
Consumer Packaging	27	15	21	4	17	63	43	47
Publishing	12	-4	3	3	14	11	27	30
Commercial Printing	-4	-6	-3	-6	-8	-13	-20	-26
Office Papers	7	1	8	11	-1	16	-4	7
Map Merchant Group	6	6	10	10	3	22	17	27
Other operations	-6	-8	-8	-8	-8	-22	-32	-40
Operating profit excl. non-recurring items	**42**	**4**	**31**	**14**	**17**	**77**	**31**	**45**
% of sales	3.1	0.3	2.2	1.0	1.2	1.9	0.7	0.8
Result before taxes, excl. non-recurring items	-3	-29	-15	-31	-20	-47	-61	-92
% of sales	-0.2	-2.1	-1.0	-2.2	-1.5	-1.1	-1.5	-1.6
Result per share, excl. non-recurring items, EUR	-0.04	-0.13	-0.08	-0.04	-0.08	-0.25	-0.23	-0.27
Return on equity, excl. non-recurring items, %	-3.1	-8.8	-5.4	-2.6	-5.8	-5.8	-4.7	-4.4
Return on capital employed, excl. non-recurring items, %	3.9	0.7	3.2	1.5	2.0	2.6	1.4	1.4

Return on capital employed, %	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Consumer Packaging	15.3	4.1	10.9	0.3	7.5	10.0	6.6	5.1
Publishing	5.1	-2.5	1.3	1.4	5.3	1.2	3.4	3.0
Commercial Printing	1.3	-1.6	-6.3	-63.3	-3.2	-2.2	-7.0	-21.7
Office Papers	4.9	0.6	-12.0	-1.9	-0.2	-2.2	-2.3	-2.3
Map Merchant Group	8.3	8.9	11.8	-82.8	4.9	9.7	7.3	-14.2
Total	**4.6**	**-0.5**	**9.6**	**-20.3**	**1.8**	**4.6**	**-0.2**	**-5.2**

Capital employed, MEUR	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06
Consumer Packaging	742	741	777	809	914	907	917
Publishing	1,002	995	1,020	1,069	1,091	1,094	1,124
Commercial Printing	1,044	1,047	1,057	1,040	1,208	1,243	1,273
Office Papers	681	665	669	722	742	746	754
Map Merchant Group	286	276	264	257	313	318	323
Other equity	514	604	583	797	609	578	514
Total	**4,269**	**4,328**	**4,371**	**4,694**	**4,877**	**4,886**	**4,904**

The capital employed for a segment included its assets: goodwill, other intangible goods, tangible assets, biological assets, investments in associates, inventories, accounts receivables, prepayments and accrued income (excluding interest and taxes), less the segment's liabilities (accounts payable, advance payments, accruals and deferred income (excluding interest and taxes).

Personnel, average	Q1-Q3 2007	Q1-Q3 2006	2006
Consumer Packaging	1,557	2,632	2,573
Publishing	1,338	1,470	1,437
Commercial Printing	3,871	4,499	4,425
Office Papers	1,695	1,846	1,822
Map Merchant Group	2,410	2,494	2,481
Other operations	2,499	2,144	2,146
Total	**13,370**	**15,085**	**14,884**

Deliveries, 1,000 t	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Consumer Packaging	**297**	**313**	**302**	**288**	**285**	**912**	**873**	**1,161**
Publishing	330	302	303	313	320	935	944	1,258
Commercial Printing	430	422	454	464	453	1,306	1,431	1,895
Office Papers	215	241	272	264	258	728	775	1,039
Paper segments, total	**975**	**965**	**1,029**	**1,041**	**1,031**	**2,969**	**3,151**	**4,192**
Map Merchant Group	**340**	**339**	**372**	**367**	**347**	**1,052**	**1,064**	**1,431**

Production, 1,000 t	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q1-Q3 2007	Q1-Q3 2006	2006
Consumer Packaging	**303**	**302**	**311**	**279**	**273**	**916**	**842**	**1,121**
Publishing	324	287	282	283	307	893	884	1,167
Commercial Printing	428	448	457	464	456	1,333	1,459	1,923
Office Papers	223	257	280	253	259	760	775	1,028
Paper mills, total	**975**	**992**	**1,019**	**1,000**	**1,023**	**2,986**	**3,119**	**4,119**
Metsä-Botnia pulp 1)	**203**	**200**	**203**	**255**	**243**	**607**	**728**	**983**
M-real pulp	**455**	**398**	**426**	**449**	**443**	**1,279**	**1,305**	**1,754**

1) corresponds to M-real's share in Metsä-Botnia (39 % until Q4/06, 30 % as of Q1/07).

M-real Corporation Stock Exchange Release 25.10.2007

EU COMMISSION APPROVES THE SALE OF MAP TO ANTALIS

EU Commission has approved the sale of M-real's paper merchant Map Merchant Group to Antalis International SAS.

Further information:
Seppo Parvi, CFO, M-real, tel. +358 10 469 4321

M-real Corporation Stock Exchange Release 22.10.2007

STANDARD & POOR'S DOWNGRADES M-REAL'S CREDIT RATING

Standard & Poor's has today downgraded M-real Corporation's B rating to B-. The outlook of the rating was changed from negative to stable.

Downgrade has an annual impact of approximately EUR 2 million on M-real's current financing costs.

M-REAL CORPORATION

Further information
Seppo Parvi, CFO, tel +358 10 469 4321

M-real Corporation Stock Exchange Announcement 16.10.2007

M-REAL CORPORATION'S FINANCIAL REPORTING AND ANNUAL GENERAL MEETING IN 2008

In 2008, M-real Corporation will publish the following financial reports:

The year 2007 financial results on February 6, 2008
Interim Report for January-March 2008 on April 23, 2008
Interim Report for January-June 2008 on July 23, 2008
Interim Report for January-September 2008 on October 22, 2008

M-real Corporation will hold its Annual General Meeting on March 13, 2008.

M-REAL CORPORATION

Further information
Seppo Parvi, CFO; M-real, tel. +358 50 577 4330
Anne-Mari Achrén, Communications, M-real, tel. +358 50 598 8864

M-real Corporation Stock Exchange Announcement 15.10.2007

Invitation to interim report January-September conference call and audiocast presentation on 25 October 2007

We are pleased to invite you to join M-real's international conference call on Thursday, 25 October 2007 at 3:00 pm EEST (Helsinki),1:00 pm BST (London), 8:00 am US EDT (New York).

Conference call participants are requested to call in a few minutes prior to the start of the teleconference on the following numbers:

UK and Continental Europe: +44 20 7162 0025
US: +1 334 323 6201

M-real's financial results for January-September 2007 will be presented by Mikko Helander, CEO and Seppo Parvi, CFO.

The conference call and the audiocast can be followed live on M-real's website. The presentation material will be available before the start of the conference call at www.m-real.com/Investor relations. The audiocast will also be archived on the website.

An instant replay facility is available until 1 November 2007:

UK and Continental Europe: +44 20 7031 4064
US: +1 954 334 0342
(Access code: 816803)

Preregistration to conference call

Please reply by Tuesday, 23 October 2007:

e-mail to communications@m-real.com or
fax +358 10 469 4553

I will take part in the conference call on 25 October at 3:00 pm EEST (1:00 pm BST, 8:00 am US EDT).

Name:
Title:
Company:

M-real Corporation Stock Exchange Release 12.10.2007

M-REAL SELLS ZANDERS REFLEX PAPER MILL IN DÜREN, GERMANY

M-real, part of the Metsäliitto Group, has agreed to sell Zanders Reflex speciality paper mill in Düren, Germany to Arjowiggins Group, a world leader in speciality papers. M-real will book a loss of approximately MEUR 20 from the transaction. It has no material impact on M-real's operating profit excluding non-recurring items. The transaction is expected to be completed by the end of this year and it will be booked in the result for the last quarter of 2007.

"The sale of Zanders Reflex paper mill is part of M-real's strategic review. The mill is the only M-real plant that produces carbonless paper, so M-real is effectively withdrawing from that business. The value of Reflex fixed assets has already been written off earlier", says **Mikko Helander**, CEO of M-real.

M-real Zanders Reflex paper mill started operating in 1857. The mill has four paper machines, which jointly have an annual capacity of 100,000 tonnes of speciality paper. It employs approximately 470 people and has sales of approximately MEUR 150.

The transaction is subject to approval by the competition authorities.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 469 4321
Anne-Mari Achrén, Communications, tel. +358 10 469 4541

M-real Corporation Stock Exchange Release 1.10. 2007

The start-up schedule for Metsä-Botnia's new pulp mill in Uruguay will have no significant impact on M-real's financial result for this year

Metsä-Botnia's pulp mill in Fray Bentos, Uruguay is technically nearly completed. According to the original schedule, the mill was foreseen to start up production by the end of the third quarter of 2007.

The start-up process will be set in motion as soon as the Uruguayan environmental authorities give their permission. The start-up schedule will have no significant impact on M-real's financial result for this year.

Further information:
Seppo Parvi, CFO, M-real, tel. +358 10 469 4321

M-real Corporation Stock Exchange Release 17.9.2007

EU Commission's examination of the Map Merchant transaction to be concluded earliest at the end of October

On 5 September 2007, the EU Commission was informed of the transaction in which Antalis International SAS acquires the share capital of M-real's subsidiary Map Merchant Group BV

In order to reach a final decision on the matter, the Commission has commenced a first stage of investigations and these will finish at the end of October 2007. If these first stage studies are considered to be sufficient, the transaction will be realised immediately after their conclusion and M-real will book the resulting sales profit of about EUR 80 million in its result for the fourth quarter of this year (Q4).

Further information:
Seppo Parvi, CFO, M-real, tel. +358 10 469 4321

M-real's operating result excluding non-recurring items in the second quarter was EUR 4 million

Result for the second quarter of 2007

- Sales were EUR 1,360 million (Q1/07: 1,432). Sales decreased following the divestments and capacity closures
- Operating result excluding non-recurring items was EUR 4 million (Q1/07: 31). Operating result including non-recurring items was EUR -9 million (Q1/07: 104)
- Result before taxes, excluding non-recurring items, was EUR -29 million (Q1/07: -15). Result before taxes, including non-recurring items, was EUR -42 million (Q1/07: 58). The result was negatively affected by scheduled maintenance shutdowns as well as limited availability and high price of wood

Result for the first six months of 2007

- Sales were EUR 2,792 million (Q1-Q2/06: 2,819)
- Operating result excluding non-recurring items was EUR 35 million (Q1-Q2/06: 14) Operating result including non-recurring items was EUR 95 million (Q1-Q2/06: -40)
- Result before taxes excluding non-recurring items was EUR -44 million (Q1-Q2/06: -41)

Events in the second quarter

- The folding carton plants in Finland and Hungary were divested at the turn of May and June. The debt-free value of the divestments was approximately EUR 35 million. A loss of approximately EUR 2 million from the transactions was booked in the second-quarter result.
- A decision was made to close down paperboard machine line No. 2 at the Tako board mill in Tampere by the end of July. Production will be transferred to M-real's other board machines in Finland.
- Pulp production was curtailed due to large scheduled maintenance shutdowns and limited availability of wood.

"Our restructuring programme, including the additional measures taken, is progressing well but its results have been diluted by the exceptionally difficult wood supply situation. While positive development has been seen in the market prices of office paper and paperboard, the situation in other grades remains unsatisfactory. Our strategic choice to withdraw from the paper merchanting business by selling Map Merchant Group will further enhance our cooperation with select paper merchants and also support our objective to reduce debt."

Mikko Helander, CEO, M-real Corporation

M-real is one of Europe's leading paper and paperboard manufacturers. It offers first-class solutions for consumer packaging and for the communications and marketing sectors. The company's global sales network caters for the needs of publishers, printing companies, paper merchants, offices, well-known consumer goods manufacturers, and folding carton printers.

M-real is a Metsäliitto Group company listed on the OMX Helsinki Stock Exchange. In 2006, the company's sales totalled EUR 5.6 billion. M-real employs more than 13,000 people.

KEY FIGURES	Q2/07	Q1/07	Q2/06	Q1-Q2/07	Q1-Q2/06	2006
Sales, MEUR	1,360	1,432	1,378	2,792	2,819	5,624
EBITDA, MEUR	73	201	17	274	145	299
excl. non-recurring items, MEUR	84	112	71	196	199	411
Operating result, MEUR	-9	104	-75	95	-40	-271
excl. non-recurring items, MEUR	4	31	-21	35	14	45
Result before taxes, MEUR	-42	58	-111	16	-95	-408
excl. non-recurring items, MEUR	-29	-15	-57	-44	-41	-92
Result for the period, MEUR	-49	54	-103	5	-100	-399
Earnings per share, EUR	-0.15	0.16	-0.31	0.01	-0.30	-1.21
Return on equity, %	-10.4	11.2	-18.3	0.5	-8.9	-18.9
excl. non-recurring items, %	-8.8	-5.4	-9.1	-7.2	-4.3	-4.4
Return on capital employed, %	-0.5	9.6	-5.6	4.6	-1.1	-5.2
excl. non-recurring items, %	0.7	3.2	-1.2	2.0	1.1	1.4
Equity ratio at end of period, %	32.8	32.9	35.0	32.8	35.0	30.9
Gearing ratio at end of period, %	117	114	108	117	108	126
Interest-bearing net liabilities at end of period, MEUR	2,192	2,189	2,381	2,192	2,381	2,403
Gross investments, MEUR	62	50	101	112	204	428
Paper deliveries, 1,000 tonnes	965	1,029	1,040	1,994	2,120	4,192
Paperboard deliveries, 1,000 tonnes	313	302	284	615	588	1,161
Personnel at end of period	13,302	13,538	15,277	13,302	15,277	14,125

EBITDA = Earnings before interest, taxes, depreciation and amortization

Market situation

Deliveries made by Western European coated fine paper producers in January-June were on last year's level. Coated magazine paper and uncoated fine paper deliveries decreased marginally. In Europe, the market price of coated magazine paper has slightly decreased, while market price of coated fine paper has not changed significantly. The price of uncoated fine paper has continued to increase.

Folding boxboard deliveries by Western European producers increased from last year's level.

Result for April-June compared to the previous quarter

Sales totalled to EUR 1,360 million (Q1/07: 1,432). Comparable sales decreased by 4.8 per cent.

Operating result totalled EUR -9 million (Q1/07: 104). It includes, as non-recurring costs, EUR 9 million in cost provisions and EUR 2 million in asset write-downs related to the profitability improvement programme in Finland. These figures include the closedown expenses incurred from paperboard machine line No. 2 at the Tako board mill. The

operating result also includes a loss on sale of EUR 2 million from the divestment of the carton plants in Finland and Hungary.

The first-quarter operating result included a non-recurring income of EUR 135 million from the sale of Metsä-Botnia's shares to Metsäliitto Cooperative. The operating result included a total of EUR 62 million in non-recurring costs, the most significant items being:

- a cost provision of EUR 14 million for completing the closedown of the Sittingbourne mill
- a cost provision of EUR 29 million for completing the closedown of the Wifsta mill
- an impairment loss of EUR 16 million from the valuation of assets held for sale at the expected selling price in compliance with IFRS 5.

Net non-recurring items in the second quarter of 2007 totalled EUR -13 million (Q1/07: 73).

Operating result excluding non-recurring items totalled EUR 4 million (31). It was negatively affected by scheduled maintenance shutdowns, Easter and Midsummer shutdowns, limited availability of wood, further increases in wood prices and the drop in the average selling price of coated magazine paper from the previous quarter. The result benefited from the approximately 3 per cent increase in the price of uncoated fine paper.

In April-June the volume of paper deliveries totalled 965,000 tonnes (Q1/07: 1,029,000). Production was curtailed by 50,000 tonnes (41,000) in line with demand. Paperboard deliveries totalled 313,000 tonnes (302,000) and production curtailments 31,000 tonnes (17,000).

Financial income and expenses totalled EUR -32 million (-46). Exchange differences from trade receivables, trade payables, financial items and the valuation of currency hedging were EUR 2 million (-5). Net interest and other financial expenses amounted to EUR -34 million (-41). Other financial expenses include a profit of EUR 7 million (-1) from unwinding and valuation of interest rate hedges.

The result before taxes for the review period was EUR -42 million (58). The result before taxes, excluding non-recurring items, totalled EUR -29 million (-15). The negative impact of income taxes, including the change in deferred tax liabilities, was EUR 7 million (4).

Earnings per share were EUR -0.15 (0.16). Excluding non-recurring items, earnings per share were EUR -0.13 (-0.08). Return on equity was -10.4 per cent (11.2), and -8.8 per cent (-5.4) excluding non-recurring items. The return on capital employed was -0.5 per cent (9.6), and 0.7 per cent (3.2) excluding non-recurring items.

Result for January-June compared with the corresponding period last year

Sales totalled EUR 2,792 million (Q1-Q2/06: 2,819). Comparable sales were up 1.7 per cent.

Operating result was EUR 95 million (-40). The operating result excluding non-recurring items amounted to EUR 35 million (14). Net non-recurring items in January-June 2007 totalled EUR 60 million, the most significant being:

- sales gain of EUR 135 million from Metsä-Botnia shares
- a cost provision of EUR 14 million for completing the closedown of the Sittingbourne mill
- a cost provision of EUR 29 million for completing the closedown of the Wifsta mill
- an impairment loss of EUR 16 million from the valuation of assets held for sale at the expected selling price in compliance with IFRS 5
- a total of EUR 11 million consisting of a cost provision and asset write-downs related to the programme to improve profitability of operations in Finland.

Non-recurring items in January-June 2006 totalled EUR 54 million, the most significant being:

- a sales loss of EUR 35 million for the Pont Sainte Maxence paper mill
- a cost provision totalling EUR 19 million related to the efficiency improvement programmes at the Alizay, Stockstadt and Hallein mills.

The profitability of Consumer Packaging, fine papers and merchant operations improved due to positive price development and profitability improvement measures. Despite the profitability improvement measures taken, the profitability of the Publishing business area dropped due to a weak US dollar and negative price development. Operating result excluding non-recurring items improved year on year, helped by the approximately 9 per cent price increase of uncoated fine paper and the profitability improvement measures taken. Factors with a negative effect on the operating result included the average drop of 8 per cent in the value of the US dollar, the increase in the price of pulpwood, production losses at pulp mills due to the weak availability of wood, as well as extensive maintenance shutdowns in Alizay and Husum pulp mills. Performance in January-June 2006 suffered from the maintenance and investment shutdown in Alizay and the investment shutdown at the Simpele paperboard mill.

The volume of paper deliveries in January-June totalled 1,994,000 tonnes (2,120,000). Production was curtailed by 91,000 tonnes in line with demand (99,000). Paperboard deliveries amounted to 615,000 tonnes (588,000) and production curtailments to 48,000 tonnes (31,000).

Financial income and expenses totalled EUR -78 million (-54). Exchange differences from trade receivables, trade payables, financial items and the valuation of currency hedging were EUR -3 million (5). Net interest and other financial expenses amounted to EUR -75 million (-59). Other financial expenses include profit of EUR 6 million (7) from unwinding and valuation of interest rate hedges.

The result before taxes was EUR 16 million (-95). The result before taxes, excluding non-recurring items, totalled EUR -44 million (-41). Income taxes, including the change in deferred tax liabilities, were EUR -11 million (-5).

Earnings per share were EUR 0.01 (-0.30). Excluding non-recurring items, earnings per share were EUR -0.21 (-0.15). Return on equity was 0.5 per cent (-8.9), and -7.2 per cent (-4.3) excluding non-recurring items. The return on capital employed was 4.6 per cent (-1.1), and 2.0 per cent (1.1) excluding non-recurring items.

Personnel

On 30 June 2007 the company had 13,302 employees (31 December 2006: 14,125), of which 4,243 (4,220) worked in Finland. Divestments accounted for a reduction of 678 employees in 2007. The company had approximately 400 summer employees at the end of June. In January-June M-real employed an average of 13,610 people (Q1-Q2/06: 15,207). In 2007 the figures include 30 per cent of Metsä-Botnia's personnel compared to 39 per cent in 2006.

Investments

Gross capital expenditure in January-June totalled EUR 112 million (Q1-Q2/06: 204). This includes a EUR 72 million share of Metsä-Botnia's capital expenditure (90), based on M-real's ownership, which in 2007 amounted to 30 per cent and in 2006 to 39 per cent.

Metsä-Botnia's pulp mill investment in Uruguay is progressing as planned, and the mill will be ready for start-up in September. As the new mill will start up, M-real will gain self-sufficiency in pulp, in line with its strategy. The Uruguay mill will be one of the world's most cost-efficient chemical pulp mills.

Divestments and restructuring

On 30 January 2007 M-real sold 9 per cent of Metsä-Botnia's shares to Metsäliitto Cooperative for EUR 240 million posting a gain of EUR 135 million.

In the turn of May and June M-real sold all the shares in its subsidiaries Tako Carton Plant Ltd. to Pyroll Oy and M-real Petöfi Nyomda Kft to the German STI Group. The total debt-free value of the divestment of these carton plants located in Finland and Hungary was approximately EUR 35 million. A loss of approximately EUR 2 million from the transactions was booked in the second-quarter result. Excluding non-recurring items, the transactions will have a slightly negative impact on the operating result in 2007 and will lead to a decrease of approximately EUR 55 million in annual sales.

The divestments were part of M-real's restructuring programme announced in October 2006.

Financing

At the end of June the equity ratio was 32.8 per cent (31 December 2006: 30.9) and the gearing ratio 117 per cent (126). Some of M-real's loan agreements set a 120 per cent limit on the company's gearing ratio and a 30 per cent limit on the equity ratio. Calculated as defined in the loan agreements, the gearing ratio at the end of June was approximately 102 per cent (111) and the equity ratio approximately 36 per cent (34).

Net interest-bearing liabilities totalled EUR 2,192 million at the end of June (2,403). 12 per cent of the long-term loans were denominated in foreign currencies. 77 per cent of the loans were floating-rate and the rest fixed-rate. At the end of June the average interest rate on loans was 6.8 per cent and the average maturity of long-term loans 3.8 years. The interest rate maturity of loans was 7.2 months at the end of June. During the period it varied from 7 to 8 months.

Cash flow from operations in January-June amounted to EUR 132 million (Q1-Q2/06: 106). Working capital was up by EUR 18 million (57).

At the end of June, an average of 6 months of net foreign exchange exposure was hedged. The degree of hedging varied between 6 and 7 months during the period. At the end of June, approximately 97 per cent of foreign-currency-denominated shareholders' equity was hedged.

Liquidity is good. At the end of June liquidity was EUR 1,329 million, of which EUR 1,155 million consisted of binding long-term credit agreements and EUR 174 million of liquid assets and investments. To meet its short-term financing needs, M-real also had non-binding domestic and foreign commercial paper programmes and credit facilities amounting to nearly EUR 600 million.

Shares

In January-June, the highest price of M-real's B share on the OMX Helsinki Stock Exchange was EUR 5.94, the lowest EUR 4.43 and the average price EUR 5.18. At the end of June the price of the B share was EUR 4.85. The average price in 2006 was EUR 4.41. The closing price for 2006 was EUR 4.79.

The trading volume of B shares was EUR 1,327 million, or 88 per cent of the share capital. The market value of the A and B shares totalled EUR 1,590 million at the end of June. Metsäliitto Cooperative owned 38.6 per cent of the shares at the end of June and held 60.5 per cent of the voting rights conferred by these shares. International investors owned 41.3 per cent of the shares.

On 13 March 2007 the Annual General Meeting authorised the Board of Directors to decide on increasing the share capital through one or more share issues and/or one or more issues of convertible bonds in compliance with Chapter 10 of the Companies Act so that in either case a maximum of 58,365,212 of M-real Corporation's B shares with a nominal value of EUR 1.70 can be subscribed for and the company's share capital can be

increased by a maximum of EUR 99,220,860.40. The authorisation, valid until further notice, entitles a deviation from the shareholders' pre-emptive right to subscribe for new shares and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. The shareholders' pre-emptive subscription rights can be deviated from provided that there is a significant financial reason for the company to do so, such as strengthening the balance sheet, enabling business restructuring or developing the company's business in other ways.

Antitrust class actions

In connection with the investigations of the EU Commission regarding fine and magazine paper, which were closed in 2006, purchasers of magazine paper filed several class action lawsuits in the United States naming M-real as a defendant along with other paper producers. In May 2007 the plaintiffs of the last pending class action filed a notice dismissing the lawsuit against M-real without prejudice.

Strategic review and related measures

The restructuring programme launched in October 2006 and extended in 2007 proceeds as planned. Measures to achieve cost savings by EUR 100 million and reduce working capital by EUR 100 million have been defined and their implementation is ongoing. In January 2007 M-real sold a 9 per cent holding in Metsä-Botnia to Metsäliitto Cooperative for EUR 240 million, posting a gain of EUR 135 million. M-real also sold the Tako and Petöfi carton plants for a total of EUR 35 million at the turn of May and June. The sales process of the Meulemans carton plant continues. The divestment of the Map Merchant Group for EUR 382 million was announced in early July. The deal is subject to approval by the competition authorities. After the transaction has been finalised, M-real will have sold asset items worth over EUR 650 million, exceeding its original target of EUR 500 million.

The Sittingbourne fine paper mill in the UK was closed down at the end of January, and fine paper machines 6 and 7 at Gohrsmühle, Germany, in late February. The Wifsta fine paper mill in Sweden was closed down in July. Around one-third of the production of the machines now closed has been transferred to M-real's other machines. Related to the closures, EUR 76 million was recognised as an expense in the 2006 financial statements and a cost provision of EUR 43 million was booked in the first quarter of 2007 for the completion of closures. The closures' impact on cash flow is approximately EUR -80 million, slightly over half of which will be realised in 2007 and the rest in 2008-2015.

The statutory negotiations related to the programme to improve profitability of operations in Finland have been concluded. The programme's overall impact on staff is approximately 500 person work years. The talks also agreed on changes in vacancies and on other enhancement measures, which will decrease the need for temporary employees and holiday replacements by approximately 100 person work years. Previous measures and those now agreed on will result in annual cost savings of approximately EUR 40 million in Finnish operations. They will have full effect from the beginning of 2009. The non-recurring expenses resulting from the programme, totalling approximately EUR 11 million, were recognised in the second quarter. The amount includes an asset write-down of approximately EUR 2 million. Paperboard machine line 2 at the Tako board mill, with an

annual capacity of 70,000 tonnes, will be closed down by 31 July 2007, as previously announced. Production will primarily be transferred to other machines in the Consumer Packaging business.

Events after the period

As part of the strategic review M-real made an essential decision concerning the distribution of its own products. On 6 July 2007, as part of its new distribution strategy, M-real announced its plans to sell Map Merchant Holdings BV and its subsidiaries to the French Antalis Intenational SAS. The goal is to enhance cooperation with select European paper merchants. The total value of the transaction, including possible debt and pension liabilities, is EUR 382 million. M-real expects to recognise a gain of approximately EUR 80 million in the figures for the quarter in which the sale is closed. The deal will not affect M-real's result before taxes, except for the non-recurring profit impact of the closed sale. Gearing is estimated to decrease as a result of the divestment by 21 percentage points. The transaction is subject to authority approval and is expected to be finalised in the third quarter of 2007.

In May M-real announced that it would exercise its purchase option for the Kyröskoski gas combi power plant and the land on which the Kyröskoski mills are located. The transaction, worth approximately EUR 13 million, was carried out on 1 July 2007 in compliance with the terms and conditions of the purchase option agreement.

Wood supply

The exceptionally mild winter in Northern Europe has caused temporary difficulties in wood supply. The winter season was nearly one-third shorter than normal, leading to challenges in wood procurement at the Finnish and Swedish mills due to harvesting problems. Stocks were at a clearly lower level than usual. The price of wood is expected to remain high. In central Europe, however, the high prices resulting from more and more wood being used for energy production have seen a slight downward trend recently. Storm damage and the decrease in energy wood purchases caused by the mild winter contribute to this price development.

Wood procurement was also complicated in Russia by the exceptionally mild winter. Furthermore, the Russian government's decision to increase export duties on timber indirectly raises wood prices. Approximately 10 per cent of M-real's wood supply comes from Russia and can be replaced by wood from other sources if necessary.

Outlook

The demand for office paper and packaging paperboard, as well as their price development, is expected to remain good in the third quarter of 2007. The weak US dollar and the consequent repatriation of volumes by European producers make it very difficult to forecast the price development of coated fine paper and coated magazine paper.

M-real has announced price increases for coated and uncoated fine paper in the autumn. The price of folding boxboard for new orders was successfully raised in the second quarter

and further increases will be made if the market situation allows. The decline in prices for coated magazine paper seems to have levelled off in Europe. Once the market balance improves as a result of capacity closures, the company will make the most of the opportunities to raise prices during the rest of the year.

No relief in production input costs is in sight. Under current conditions, the full-year cost increases in 2007 are expected to slightly exceed the positive impact of profitability improvement programmes.

The third-quarter operating result excluding non-recurring items is expected to improve from the second quarter.

Risks and uncertainties

Since the forward-looking statements in this interim report are based on current plans, estimates, and projections, they involve risks and uncertainties that may cause actual results to differ from those expressed in such forward-looking statements. For further information regarding the risk factors, please see page 25 of M-real's Annual Report for 2006.

Further information:
Seppo Parvi, CFO, tel. +358 10 469 4321
Anne-Mari Achrén, Communications, tel. +358 10 469 4541

BUSINESS AREAS AND MARKET DEVELOPMENT

Consumer Packaging

	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1-Q2 2007	Q1-Q2 2006	2006
Sales, MEUR	243	235	241	236	237	478	494	971
EBITDA, MEUR	28	39	25	38	24	67	68	131
excl. non-recurring items, MEUR	33	39	25	38	24	72	68	131
Operating result, MEUR	8	21	0	17	2	29	26	43
excl. non-recurring items, MEUR	15	21	4	17	2	36	26	47
Return on capital employed, %	4.1	10.9	0.3	7.5	1.3	7.6	6.1	5.1
excl. non-recurring items, %	7.9	10.9	2.1	7.5	1.3	9.4	6.1	5.6
Deliveries, 1,000 t	313	302	288	285	284	615	588	1,161
Board deliveries, 1,000 t	302	311	279	273	270	613	569	1,121

EBITDA = Earnings before interest, taxes, depreciation and amortization

Second quarter compared with the previous quarter

The operating result of the Consumer Packaging business area, excluding non-recurring items, decreased from the previous quarter, amounting to EUR 15 million (Q1/07: 21). Operating result including non-recurring items totalled EUR 8 million (21). The operating result includes, as non-recurring costs, EUR 5 million in cost provisions and EUR 2 million in fixed asset write-downs related to the programme to improve profitability of operations in Finland. These figures include the closedown expenses incurred from paperboard machine line 2 at the Tako board mill.

The result suffered from higher fixed costs, mainly due to seasonal variation caused by Easter and Midsummer shutdowns, a decrease in product stocks and the weakening of the US dollar.

Deliveries by Western European folding boxboard producers remained at the same level with the previous quarter. M-real's deliveries of folding boxboard were up 4 per cent. The selling price of folding boxboard in euro fell slightly from the previous quarter due to the continued weakening of the US dollar.

Linerboard deliveries increased by 3 per cent from the first quarter. The average selling price remained nearly unchanged.

January-June compared with the corresponding period in 2006

The business area's operating result in January-June totalled EUR 36 million (Q1-Q2/06: 26). Compared to the previous year, profitability improved mainly due to higher delivery volumes and improved efficiency. The January-June result in 2006 was negatively affected by the investment shutdown at the Simpele mill and the strike of Finnish paper workers.

The deliveries of folding boxboard manufacturers in Western Europe increased by 5 per cent year on year. M-real's deliveries were also 5 per cent higher. The selling price of folding boxboard in euros was lower than the previous year due to the weaker US dollar.

Linerboard deliveries increased considerably from the previous year. The average price in euro corresponded to that of 2006. The selling price of wallpaper base has risen significantly.

The carton plants sold in Finland and Hungary and the Meulemans carton plant in Belgium currently for sale have been reported under "Other operations" since the beginning of 2007.

Publishing

	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1-Q2 2007	Q1-Q2 2006	2006
Sales, MEUR	208	212	220	226	216	420	441	887
EBITDA, MEUR	12	21	23	36	23	33	55	114
excl. non-recurring items, MEUR	15	21	23	36	23	36	55	114
Operating result, MEUR	-7	3	3	14	2	-4	13	30
excl. non-recurring items, MEUR	-4	3	3	14	2	-1	13	30
Return on capital employed, %	-2.5	1.3	1.4	5.3	0.9	-0.6	25	3.0
- excl. non-recurring items, %	-1.3	1.3	1.4	5.3	0.9	0.0	2.5	3.0
Deliveries, 1,000 t	302	303	313	320	307	605	624	1,258
Production, 1,000 t	287	282	283	307	270	569	577	1,167

EBITDA = Earnings before interest, taxes, depreciation and amortization

Second quarter compared with the previous quarter

The second-quarter operating result of the Publishing business area, excluding non-recurring items, was EUR -4 million (Q1/07: 3). A cost provision of EUR 3 million was recognised as a non-recurring item related to the programme to improve profitability of operations in Finland. The operating result including non-recurring items was EUR -7 million (3). The operating result was mainly weakened by the decrease in the average

selling price, higher fixed costs due to Easter, Midsummer and annual shutdowns, as well as higher fibre costs.

Deliveries by Western European producers of coated magazine paper were down 4 per cent. Delivery volumes remained nearly unchanged in the Publishing business area.

January-June compared with the corresponding period in 2006

The operating result of Publishing business area, excluding non-recurring items, was EUR -1 million (Q1-Q2/06: 13). The decrease was mainly caused by higher fibre costs, a decline in the average selling price and lower delivery volumes. Cost-savings measures had a positive impact on the operating result.

Deliveries by Western European producers of coated magazine paper were down 1 per cent. Volumes in Publishing business area decreased by 3 per cent.

Commercial Printing

	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1-Q2 2007	Q1-Q2 2006	2006
Sales, MEUR	339	366	369	361	380	705	774	1, 504
EBITDA, MEUR	19	6	-33	14	-26	25	-2	-21
excl. non-recurring items, MEUR	18	20	19	16	15	38	39	74
Operating result, MEUR	-5	-17	-179	-10	-51	-22	-53	-242
excl. non-recurring items, MEUR	-6	-3	-6	-8	-10	-9	-12	-26
Return on capital employed, %	-1.6	-6.3	-63.3	-3.2	-16.2	-4.0	-8.6	-21.7
excl. non-recurring items, %	-2.0	-0.8	-1.9	-2.6	-3.2	-1.4	-1.9	-2.2
Deliveries, 1,000 t	422	454	464	453	481	876	978	1,895
Production, 1,000 t	448	457	464	456	494	905	1,003	1,923

EBITDA = Earnings before interest, taxes, depreciation and amortization

Second quarter compared with the previous quarter

The second-quarter operating result of the Commercial Printing business area, excluding non-recurring items, totalled EUR -6 million (Q1/07: -3). Operating result including non-recurring items was EUR -5 million (Q1/07: -17). Net non-recurring items amounted to EUR 1 million (Q1/07: -14).

The business area's overall delivery volume was down approximately 7 per cent from the previous quarter. The comparable delivery volume decreased by 3 per cent, taking into account the closedown of the Sittingbourne mill and Gohrsmühle machines No. 6 and 7. As for raw material costs, the price of pulp has remained high and the price of wood has

continued to rise. As a result of high prices and weak availability of wood, pulp production has been curtailed to a certain degree.

The deliveries of Western European coated fine paper manufacturers decreased by 5 per cent. M-real's overall deliveries of coated fine paper were 7 per cent lower than in the previous quarter. The comparable delivery volume of coated fine paper decreased by 3 per cent. The average selling price in euro was up 1 per cent. The demand for coated fine paper fell in the second quarter, as did the operating rates.

The selling price in euro of uncoated fine paper increased by 3 per cent. The prices of speciality papers continued their slight upward trend.

January-June compared with the corresponding period in 2006

The business area's operating result excluding non-recurring items in January-June totalled EUR -9 million (Q1-Q2/06: -12). Overall deliveries were approximately 10 per cent lower year on year due to the closedown of the Sittingbourne mill and the Gohrsmühle machines, as well as to the divestment of the Pont Sainte Maxence mill. The comparable delivery volume corresponded to that of the comparison period. Profitability was particularly hurt by fibre expenses, which increased considerably from the previous year. The business area's comparable average selling price in euro was at the previous year's level despite foreign currencies weakening against the euro. Profitability benefited from the cost savings achieved through the savings programme and from the disposals and closures of unprofitable units.

Deliveries by coated fine paper producers in Western Europe remained at last year's level. M-real's overall deliveries of coated fine paper decreased nearly 9 per cent. The comparable delivery volume remained unchanged.

Office Papers

	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1-Q2 2007	Q1-Q2 2006	2006
Sales, MEUR	183	202	189	181	174	385	357	727
EBITDA, MEUR	15	-8	26	15	-2	7	18	59
excl. non-recurring items, MEUR	15	22	26	15	8	37	28	69
Operating result, MEUR	1	-22	-4	-1	-17	-21	-13	-18
excl. non-recurring items, MEUR	1	8	11	-1	-7	9	-3	7
Return on capital employed, MEUR	0.6	-12.0	-1.9	-0.2	-9.0	-5.7	-3.4	-2.3
excl. non-recurring items, %	0.6	5.0	6.0	-0.2	-3.7	2.7	-0.7	1.1
Deliveries, 1,000 t	241	272	264	258	251	513	517	1,039
Production, 1,000 t	257	280	253	259	252	537	516	1,028

EBITDA = Earnings before interest, taxes, depreciation and amortization

Second quarter compared with the previous quarter

The second-quarter operating result of the Office Papers business area, excluding non-recurring items, totalled EUR 1 million (Q1/07: 8).

A cost provision of EUR 29 million to finalise the closedown of the Wifsta mill was reported as a non-recurring item in the previous quarter. No non-recurring items were recognised in the second quarter.

The operating result, excluding non-recurring items, particularly suffered from the annual shutdowns of the Alizay and Husum mills and the decrease in delivery volumes. The 3 per cent price increase in the average selling price had a positive impact on results.

Overall deliveries by Western European uncoated fine paper producers were down by 7 per cent. The delivery volume of Office Papers decreased by 11 per cent.

January-June compared with the corresponding period in 2006

The business area's operating result excluding non-recurring items in January-June totalled EUR 9 million (-3). In 2006 the business area reported its EUR 10 million share in the cost provision for the Alizay mill efficiency improvement programme as a non-recurring item.

The operating result was improved mainly by the 9 per cent increase in the average selling price, as well as the decrease in fixed costs. It was negatively affected by higher raw material and energy costs.

Overall deliveries by Western European uncoated fine paper producers were down by 1 per cent. The delivery volume of Office Papers decreased by 1 per cent.

Map Merchant Group

	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1-Q2 2007	Q1-Q2 2006	2006
Sales, MEUR	349	379	388	342	354	728	719	1,438
EBITDA, MEUR	7	8	5	5	8	15	17	27
excl. non-recurring items, MEUR	7	11	11	5	8	18	17	33
Operating result, MEUR	6	7	-59	3	7	13	14	-42
excl. non-recurring items, MEUR	6	10	10	3	7	16	14	27
Return on capital employed, %	8.9	11.8	-82.8	4.9	8.2	10.3	8.5	-14.2
excl. non-recurring items, %	9.2	15.9	14.0	4.9	8.2	12.4	8.5	9.4
Deliveries, 1,000 t	339	372	367	347	354	711	717	1,431

EBITDA = Earnings before interest, taxes, depreciation and amortization

Second quarter compared with the previous quarter

The second-quarter operating result of the Map Merchant Group, excluding non-recurring items, totalled EUR 6 million (Q1/07: 10). A non-recurring expense of EUR 3 million was reported in the first quarter. The result was weakened by the seasonally lower delivery volumes.

January-June compared with the corresponding period in 2006

The operating result excluding non-recurring items totalled EUR 16 million (Q1-Q2/06: 14). The result was strengthened by the slight increase in delivery volumes and the rising prices of office papers.

The interim report is unaudited.

Condensed consolidated income statement MEUR	Q1-Q2 2007	Q1-Q2 2006	Change	2006	Q1/07	Q2/07
Continuing operations						
Sales	**2,792**	**2,819**	**-27**	**5,624**	**1,432**	**1,360**
Other operating income	183	69	114	116	155	28
Operating expenses	-2,701	-2,743	42	-5,441	-1,386	-1,315
Depreciation and impairment losses	-179	-185	6	-570	-97	-82
Operating result	**95**	**-40**	**135**	**-271**	**104**	**-9**
% of sales	3.4	-1.4		-4.8	7.3	-0.7
Share of results in associated companies	-1	-1	0	0	0	-1
Exchange gains and losses	-3	5	-8	0	-5	2
Other financial income and expenses	-75	-59	-16	-137	-41	-34
Result before taxes	**16**	**-95**	**111**	**-408**	**58**	**-42**
% of sales	0.6	-3.4		-7.3	4.1	-3.1
Income taxes	-11	-5	-6	9	-4	-7
Result for the period	**5**	**-100**	**105**	**-399**	**54**	**-49**
% of sales	0.2	-3.5		-7.1	3.8	-3.6
Attributable to						
Shareholders of parent company	5	-100	105	-396	54	-49
Minority interest	0	0	0	-3	0	0
Earnings per share for result attributable to shareholders of parent company (EUR/share)	0.01	-0.30	0.31	-1.21	0.16	-0.15

Taxes include taxes corresponding to the result for the period under review.

Condensed consolidated balance sheet

MEUR	30.6. 2007	%	30.6. 2006	%	31.12. 2006	%
Assets						
Non-current assets						
Goodwill	376	6.6	570	9.1	376	6.1
Other intangible assets	50	0.9	95	1.5	62	1.0
Tangible assets	2,956	51.6	3,174	50.5	3,156	51.1
Biological assets	44	0.8	43	0.7	52	0.8
Shares in associated and other companies	107	1.8	115	1.8	109	1.8
Interest-bearing receivables	34	0.6	38	0.6	34	0.6
Deferred tax receivables	31	0.5	32	0.5	31	0.5
Other non-interest-bearing receivables	8	0.1	13	0.2	18	0.3
	3,606	62.9	**4,080**	64.9	**3,838**	62.2
Current assets						
Inventories	679	11.9	737	11.7	676	11.0
Receivables						
Interest bearing	55	1.0	169	2.7	163	2.6
Non-interest-bearing	1,180	20.6	1,202	19.1	1 210	19.6
Cash and cash equivalents	174	3.0	99	1.6	182	2.9
	2,088	36.5	**2,207**	35.1	**2,231**	36.1
Assets classified as held for sale	32	0.6	0		103	1.7
Total assets	**5,726**	100	**6,287**	100	**6,172**	100
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Equity attributable to shareholders of parent company	1,823	31.9	2,142	34.1	1,843	29.9
Minority interest	52	0.9	58	0.9	63	1.0
Total shareholders' equity	**1,875**	32.8	**2,200**	35.0	**1,906**	30.9
Non-current liabilities						
Deferred tax liabilities	269	4.7	329	5.2	284	4.6
Post-employment benefit obligations	194	3.4	204	3.2	199	3.2
Provisions	81	1.4	66	1.0	79	1.3
Other non-interest-bearing liabilities	32	0.6	48	0.8	28	0.5
Interest-bearing liabilities	2,123	37.1	2,123	33.8	2,182	35.4
	2,699	47.2	**2,770**	44.0	**2,772**	45.0
Current liabilities						
Non-interest-bearing liabilities	814	14.2	753	12.0	865	14.0
Interest-bearing liabilities	327	5.7	564	9.0	599	9.7
	1,141	19.9	**1,317**	21.0	**1,464**	23.7
Liabilities relating to assets classified as held for sale	11	0.1	0	0.0	30	0.4
Total liabilities	**3,851**	67.2	**4,087**	65.0	**4,266**	69.1
Total shareholders' equity and liabilities	**5,726**	100	**6,287**	100	**6,172**	100

Condensed consolidated cash flow statement

MEUR	Q1-Q2 2007	Q1-Q2 2006	2006	Q2/07
Cash flow from operating activities				
Result for the period	4	-100	-399	-50
Total adjustments	146	263	701	109
Change in working capital	-18	-57	65	9
Cash flow arising from operations	**132**	**106**	**367**	**68**
Net finance costs	-68	-51	-113	-41
Income taxes paid	-21	-15	-32	-17
Net cash flow arising from operating activities	**43**	**40**	**222**	**10**
Investments in tangible and intangible assets	-112	-204	-428	-62
Divestments of assets and other	275	12	28	35
Net cash flow arising from investing activities	**163**	**-192**	**-400**	**-27**
Share issue, minority interest	2	23	31	1
Changes in long-term loans and other financial items	-197	157	259	50
Dividends paid	-20	-39	-39	0
Net cash flow arising from financing activities	**-215**	**141**	**251**	**51**
Changes in cash and cash equivalents	**-9**	**-11**	**73**	**34**
Cash and cash equivalents at beginning of period	182	112	112	137
Translation difference in cash and cash equivalents	-1	-2	-2	0
Changes in cash and cash equivalents	-9	-11	73	34
Assets held for sale, folding carton plants	2	0	-1	3
Cash and cash equivalents at end of period	**174**	**99**	**182**	**174**

Statement of changes in shareholders' equity

MEUR	Share capital	Share premium	Translation difference	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders' equity 31.12.2005, IFRS	**558**	**667**	**6**	**0**	**1,040**	**45**	**2,316**
Net expenses recognised directly in equity							
Translation differences			-8				-8
Net investment hedge, net of tax							
Currency flow hedges transferred to income statement, net of tax				2			2
recognised in equity, net of tax				14			14
Interest flow hedges recognised in equity, net of tax				2			2
Change in minority interest Metsä-Botnia restructuring in Uruguay						13	13
Result for the period					-100	1	-99
Total recognised income and expenses for the period			-8	18	-100	14	-76
Dividends paid					-39	-1	-40
Shareholders' equity 30.6.2006, IFRS	**558**	**667**	**-2**	**18**	**901**	**58**	**2,200**
Shareholders' equity 1.1.2007, IFRS	**558**	**667**	**3**	**10**	**605**	**63**	**1,906**
Net expenses recognised directly in equity							
Translation differences			-11			-1	-12
Net investment hedge, net of tax			8				8
Currency flow hedges transferred to income statement, net of tax				-11			-11
recognised in equity, net of tax				3			3
Interest flow hedges transferred to income statement, net of tax				-3			-3
recognised in equity, net of tax				3			3
Commodity hedges transferred to income statement, net of tax				6			6

recognised in equity, net of tax				0			0
Change in minority interest							
Sale of Metsä-Botnia shares (9%)						-11	
Metsä-Botnia restructuring in Uruguay						2	
						-9	-9
Result for the period					5	0	5
Total recognised income and expenses for period			-3	-2	5	-10	-10
Dividends paid					-20	-1	-21
Shareholders' equity 30.6.2007, IFRS	**558**	**667**	**0**	**8**	**590**	**52**	**1,875**

Key ratios	**Q1-Q2 2007**	**Q1-Q2 2006**	**2006**	**Q2/07**
Sales, MEUR	2,792	2,819	5,624	1,360
EBITDA, MEUR	274	145	299	73
excl. non-recurring items, MEUR	196	199	411	84
Operating result, MEUR	95	-40	-271	-9
excl. non-recurring items, MEUR	35	14	45	4
Result before taxes, MEUR	16	-95	-408	-42
excl. non-recurring items, MEUR	-44	-41	-92	-29
Result for the period, MEUR	5	-100	-399	-49
Earnings per share, EUR	0.01	-0.30	-1.21	-0.15
excl. non-recurring items, EUR	-0.21	-0.15	-0.27	-0.13
from continuing operations, EUR	0.01	-0.30	-1.21	-0.15
from discontinued operations, EUR	0.00	0.00	0.00	0.00
Return on equity, %	0.5	-8.9	-18.9	-10.4
excl. non-recurring items, %	-7.2	-4.3	-4.4	-8.8
Return on capital employed, %	4.6	-1.1	-5.2	-0.5
excl. non-recurring items, %	2.0	1.1	1.4	0.7
Equity ratio at end of period, %	32.8	35.0	30.9	32.8
Gearing at end of period, %	117	108	126	117
Shareholders' equity per share at end of period, EUR	5.55	6.53	5.62	5.55
Net interest-bearing liabilities at end of period, MEUR	2,192	2,381	2,403	2,192
Gross capital expenditure, MEUR	112	204	428	62
Board deliveries, 1,000 t	615	588	1,161	313
Paper deliveries, 1,000 t	1,994	2,120	4,192	965
Personnel at end of period	13,302	15,277	14,125	13,302

Securities and guarantees

MEUR	Q2/07	Q2/06	2006
For own liabilities	56	101	77
On behalf of associated companies	1	1	1
On behalf of Group companies	5	5	5
On behalf of others	2	10	3
Total	**64**	**117**	**86**

Open derivative contracts

MEUR	Q2/07	Q2/06	2006
Interest rate derivatives	2,373	3,302	2,828
Foreign exchange derivatives	3,563	3,577	4,747
Other derivatives	183	116	152
Total	**6,119**	**6,995**	**7,727**

The fair value of open derivative contracts calculated at market value was EUR 5.9 million at the end of the review period (31.12.2006: EUR -8.3 million and EUR 12.0 million 30.6.2006).

The gross amount of open contracts also includes closed contracts, totalling EUR 2,308.6 million (31.12.2006: EUR 3,664.0 million and EUR 3,134.7 million at 30.6.2006).

Commitments related to fixed assets

MEUR	Q2/07	Q2/06	2006
Payments in less than a year	48	114	146
Payments later	5	37	16

Changes in property, plant and equipment, MEUR	**Q1-Q2 2007**	**Q1-Q2 2006**	**2006**
Carrying value at beginning of period	3,156	3,178	3,178
Capital expenditure	110	189	456
Decrease	-143	-36	-82
Assets classified as held for sale	0	0	-28
Depreciation and impairment losses	-155	-167	-385
Translation difference	-12	10	17
Carrying value at end of period	**2,956**	**3,174**	**3,156**

Related-party transactions, MEUR	Q1-Q2 2007	Q1-Q2 2006	2006
Transactions with parent company and sister companies			
Sales	19	30	35
Other operating income	136	2	3
Purchases	255	248	491
Interest income	1	3	7
Interest expenses	4	9	13
Non-current receivables	20	23	21
Current receivables	64	187	183
Non-current liabilities	1	1	1
Current liabilities	43	56	362
Business transactions with associated companies			
Sales	0	0	0
Purchases	2	2	4
Non-current receivables	7	7	7
Current receivables	0	0	3
Current liabilities	3	1	3

Accounting policies

The interim report was prepared in accordance with the IAS 34 standard Interim Financial Reporting and the accounting policies presented in M-real Annual Report 2006.

Taxes include taxes corresponding to the result for the period under review.

New and changed standards

IFRS 7 Financial instruments: Disclosures and a complementary amendment to IAS 1 Presentation of Financial Statements - Capital Disclosures, effective for annual periods beginning on or after 1 January 2007. IFRS 7 introduces new disclosure to improve the information about the financial instruments in the notes to the financial statements, but have no effect on classification or valuation of the financial instruments.

Calculation of key ratios

Return on equity (%)	=	(Profit from continuing operations before tax - direct taxes) ./. (Total equity (average))
Return on capital employed (%)	=	(Profit from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses) ./. (Total assets - non-interest-bearing liabilities (average))
Equity ratio (%)	=	(Total equity) ./. (Total assets - advance payments received)

Gearing ratio (%) = (Interest-bearing liabilities - liquid funds - interest-bearing receivables) ./. (Total equity)

Earnings per share = (Profit attributable to shareholders of parent company) ./. (Adjusted number of shares (average))

Shareholders' equity per share = (Equity attributable to shareholders of parent company) ./. (Adjusted number of shares at end of review period)

Quarterly information

Sales and result by segment, MEUR	**Q2/07**	**Q1/07**	**Q4/06**	**Q3/06**	**Q2/06**	**Q1-Q2 2007**	**Q1-Q2 2006**	**2006**
Consumer Packaging	243	235	241	236	237	478	494	971
Publishing	208	212	220	226	216	420	441	887
Commercial Printing	339	366	369	361	380	705	774	1,504
Office Papers	183	202	189	181	174	385	357	727
Map Merchant Group	349	379	377	342	354	728	719	1,438
Internal sales and other operations	38	38	42	21	17	76	34	97
Sales total	**1,360**	**1,432**	**1,438**	**1,367**	**1,378**	**2,792**	**2,819**	**5,624**
Consumer Packaging	8	21	0	17	2	29	26	43
Publishing	-7	3	3	14	2	-4	13	30
Commercial Printing	-5	-17	-179	-10	-51	-22	-53	-242
Office Papers	1	-22	-4	-1	-17	-21	-13	-18
Map Merchant Group	6	7	-59	3	7	13	14	-42
Other operations	-12	112	-7	-8	-18	100	-27	-42
Operating result	**-9**	**104**	**-246**	**15**	**-75**	**95**	**-40**	**-271**
% of sales	-0.7	7.3	-17.1	1.1	-5.4	3.4	-1.4	-4.8
Share of results in associated companies	-1	0	0	1	0	-1	-1	0
Exchange gains and losses	2	-5	-4	-1	-3	-3	5	0
Other financial income and expenses	-34	-41	-41	-37	-33	-75	-59	-137
Result from continuing operations before tax	**-42**	**58**	**-291**	**-22**	**-111**	**16**	**-95**	**-408**
Income taxes	-7	-4	25	-11	8	-11	-5	9
Result for the period from continuing operations	-49	54	-266	-33	-103	5	-100	-399
Result for period from discontinued operations	0	0	0	0	0	0	0	0
Result for the period	**-49**	**54**	**-266**	**-33**	**-103**	**5**	**-100**	**-399**
Minority interest	0	0	1	2	1	0	0	3

Financial result attributable to shareholders of parent company	**-49**	**54**	**-265**	**-31**	**-102**	**5**	**-100**	**-396**
Earnings per share, EUR	-0.15	0.16	-0.81	-0.10	-0.31	0.01	-0.30	-1.21

Non-recurring items, MEUR	**Q2/07**	**Q1/07**	**Q4/06**	**Q3/06**	**Q2/06**	**Q1-Q2/ 2007**	**Q1-Q2/ 2006**	**2006**
Consumer Packaging	-7	0	-4	0	0	-7	0	-4
Publishing	-3	0	0	0	0	-3	0	0
Commercial Printing	1	-14	-173	-2	-41	-13	-41	-216
Office Papers	0	-30	-15	0	-10	-30	-10	-25
Map Merchant Group	0	-3	-69	0	0	-3	0	-69
Other operations	-4	120	1	0	-3	116	-3	-2
Total of non-recurring items in operating result	**-13**	**73**	**-260**	**-2**	**-54**	**60**	**-54**	**-316**
Non-recurring items for financial items	0	0	0	0	0	0	0	0
Non-recurring items total	**-13**	**73**	**-260**	**-2**	**-54**	**60**	**-54**	**-316**
Operating result excl. non-recurring items	4	31	14	17	-21	35	14	45
% of sales	0.3	2.2	1.0	1.2	-1.5	1.3	0.5	-0.8
Result before taxes, excl. non-recurring items	-29	-15	-31	-20	-57	-44	-41	-92
% of sales	-2.1	-1.0	-2.2	-1.5	-4.1	-1.6	-1.5	-1.6
Result per share, excl. non-recurring items, EUR	-0.13	-0.08	-0.04	-0.08	-0.16	-0.21	-0.15	-0.27
Return on equity, excl. non-recurring items, %	-8.8	-5.4	-2.6	-5.8	-9.1	-7.2	-4.3	-4.4
Return on capital employed, excl. non-recurring items, %	0.7	3.2	1.5	2.0	-1.2	2.0	1.1	1.4

Return on capital employed, %	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1-Q2 2007	Q1-Q2 2006	2006
Consumer Packaging	4.1	10.9	0.3	7.5	1.3	7.6	6.1	5.1
Publishing	-2.5	1.3	1.4	5.3	0.9	-0.6	2.5	3.0
Commercial Printing	-1.6	-6.3	-63.3	-3.2	-16.2	-4.0	-8.6	-21.7
Office Papers	0.6	-12.0	-1.9	-0.2	-9.0	-5.7	-3.4	-2.3
Map Merchant Group	8.9	11.8	-82.8	4.9	8.2	10.3	8.5	-14.2
Total	**-0.5**	**9.6**	**-20.3**	**1.8**	**-5.6**	**4.6**	**-1.1**	**-5.2**

Capital employed, MEUR	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06
Consumer Packaging	741	777	809	914	907	917
Publishing	995	1,020	1,069	1,091	1,094	1,124
Commercial Printing	1,047	1,057	1,040	1,208	1,243	1,273
Office Papers	665	669	722	742	746	754
Map Merchant Group	276	264	257	313	318	323
Other equity	604	583	797	609	578	514
Total	**4,328**	**4,371**	**4,694**	**4,877**	**4,886**	**4,904**

The capital employed for a segment included its assets: goodwill, other intangible goods, tangible assets, biological assets, investments in associates, inventories, accounts receivables, prepayments and accrued income (excluding interest and taxes), less the segment's liabilities (accounts payable, advance payments, accruals and deferred income (excluding interest and taxes).

Personnel, average	Q1-Q2 2007	Q1-Q2 2006	2006
Consumer Packaging	1,556	2,629	2,573
Publishing	1,343	1,468	1,437
Commercial Printing	3,917	4,620	4,425
Office Papers	1,710	1,847	1,822
Map Merchant Group	2,414	2,506	2,481
Other operations	2,670	2,137	2,146
Total	**13,610**	**15,207**	**14,884**

Deliveries, 1,000 t	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1-Q2 2007	Q1-Q2 2006	2006
Consumer Packaging	**313**	**302**	**288**	**285**	**284**	**615**	**588**	**1,161**
Publishing	302	303	313	320	307	605	624	1,258
Commercial Printing	422	454	464	453	481	876	978	1,895
Office Papers	241	272	264	258	251	513	517	1,039
Paper segments, total	**965**	**1,029**	**1,041**	**1,031**	**1,040**	**1,994**	**2,120**	**4,192**
Map Merchant Group	**339**	**372**	**367**	**347**	**354**	**711**	**717**	**1,431**

Production, 1,000 t	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1-Q2	Q1-Q2	2006

						2007	2006	
Consumer Packaging	**302**	**311**	**279**	**273**	**270**	**613**	**569**	**1,121**
Publishing	287	282	283	307	270	569	577	1,167
Commercial Printing	448	457	464	456	494	905	1,003	1,923
Office Papers	257	280	253	259	252	537	516	1,028
Paper mills, total	**992**	**1,019**	**1,000**	**1,023**	**1,016**	**2,011**	**2,096**	**4,119**
Metsä-Botnia pulp 1)	**200**	**203**	**255**	**243**	**234**	**403**	**485**	**983**
M-real pulp	**398**	**426**	**449**	**443**	**422**	**824**	**862**	**1,754**

1) corresponds to M-real's share in Metsä-Botnia (39 % until Q4/06, 30 % as of Q1/07).

END